Exhibit 99.1
Barclays PLC
This exhibit includes portions from the previously published Results Announcement of Barclays PLC relating to the nine months ended 30 September 2021, as amended in part to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the US Securities and Exchange Commission (SEC), including the reconciliation of certain financial information to comparable measures prepared in accordance with International Financial Reporting Standards (IFRS). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non-IFRS figures to the most directly equivalent IFRS figures for the periods presented. This document does not update or otherwise supplement the information contained in the previously published Results Announcement. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.
An audit opinion has not been rendered in respect of this document.

1

Notes
The terms Barclays or Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the nine months ended 30 September 2021 to the corresponding nine months of 2020 and balance sheet analysis as at 30 September 2021 with comparatives relating to 31 December 2020 and 30 September 2020. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.
There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.
Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary, attached hereto.
The information in this announcement, which was approved by the Board of Directors on 20 October 2021, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2020, which contained an unmodified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.
Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Non-IFRS performance measures

Barclays management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 41 to 46 for further information and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.
Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:
– Average allocated equity represents the average shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is average equity. A reconciliation is provided on pages 44 to 45;
– Average allocated tangible equity is calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period. Period end allocated tangible equity is calculated as 13.5% (2020: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Group’s tangible shareholders’ equity and the amounts allocated to businesses. The comparable IFRS measure is average equity. A reconciliation is provided on pages 44 to 45;
– Average tangible shareholders’ equity is calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period. The comparable IFRS measure is average equity. A reconciliation is provided on pages 44 to 45;
– Return on average allocated equity represents the return on shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is return on equity. A reconciliation is provided on page 46;
– Return on average allocated tangible equity is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity. The comparable IFRS measure is return on equity. A reconciliation is provided on pages 46;
– Return on average tangible shareholders’ equity is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other

2

Notes
equity instruments adjusted for the deduction of intangible assets and goodwill. The comparable IFRS measure is return on equity. A reconciliation is provided on page 46; and
– Tangible net asset value per share is calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The comparable IFRS measure is net asset value per share. A reconciliation is provided on page 46.

Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by members of the management of the Group (including, without limitation, during management presentations to financial analysts) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, capital distributions (including dividend pay-out ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets, estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. The forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by changes in legislation, the development of standards and interpretations under IFRS, including evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, the Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entity within the Group or any securities issued by such entities; direct and indirect impacts of the coronavirus (COVID-19) pandemic; instability as a result of the UK’s exit from the European Union (“EU”), the effects of the EU-UK Trade and Cooperation Agreement and the disruption that may subsequently result in the UK and globally; the risk of cyber-attacks, information or security breaches or technology failures on the Group’s reputation, business or operations; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual financial position, future results, capital distributions, capital, leverage or other regulatory ratios or other financial and non-financial metrics or performance measures may differ materially from the statements or guidance set forth in the Group’s forward-looking statements. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in Barclays PLC’s filings with the SEC (including, without limitation, Barclays PLC’s Annual Report on Form 20-F for the fiscal year ended 31 December 2020 and Interim Results Announcement for the six months ended 30 June 2021 filed on Form 6-K), which are available on the SEC’s website at www.sec.gov.
Subject to Barclays’ obligations under the applicable laws and regulations of any relevant jurisdiction, (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

3

Performance Highlights

The Group’s diversified business model delivered a record Group profit before tax of £6.9bn (Q320 YTD: £2.4bn), a return on equity (RoE) of 12.7% (Q320 YTD: 3.1%), a return on tangible equity (RoTE) of 14.9% (Q320 YTD: 3.6%) and earnings per share (EPS) of 30.8p (Q320 YTD: 7.6p)

Key financial metrics:

	Income	Cost: income	Profit before tax	RoE	RoTE	EPS	CET1 ratio
Q321 YTD	£16.8bn	64%	£6.9bn	12.7%	14.9%	30.8p	15.4%
Q321	£5.5bn	64%	£2.0bn	10.2%	11.9%	8.5p
Performance highlights:

•Strong Corporate and Investment Bank (CIB) performance: Investment Banking fees and Equities income had their best Q3 YTD on a comparable basis1 driving a CIB RoE of 16.4% (Q320 YTD: 10.5%) and RoTE of 16.4% (Q320 YTD: 10.5%)
•Ongoing consumer recovery and well positioned for a rising rate environment: continue to experience strong UK mortgage and deposit volumes. Although yet to translate into meaningful unsecured balance growth, positive trends in UK and US consumer spending and in payments volumes have been observed following easing of lockdown restrictions
•Investing for growth: reinvesting efficiency savings to drive income growth. Excluding structural cost actions and performance costs, Group total operating expenses were flat
•Net credit impairment release: £0.6bn Q321 YTD release driven by an improved macroeconomic outlook and benign credit performance
•Strong capital: Common equity tier 1 (CET1) ratio of 15.4%, above the target range of 13-14%

Summary outlook:

•Returns: expect to deliver a RoTE above 10% in 2021
•Impairment: the impairment run rate is expected to remain below historical levels in coming quarters
•Costs: excluding structural cost actions and performance costs, FY21 costs are expected to be c.£12bn2. The Group is evaluating planned structural cost actions for Q421
•Capital: the CET1 ratio is expected to remain above the target range of 13-14% at 31 December 2021
•Capital returns: maintaining a progressive ordinary dividend policy and additional cash returns, including share buybacks, as appropriate

1Period covering Q114 – Q321. Pre 2014 financials were not restated following re-segmentation in Q116.
2Group cost outlook is based on an average rate of 1.38 (USD/GBP) in H221 and subject to foreign currency movements.

4

Performance Highlights

Barclays Group results for the half year ended
	30.09.21	30.09.20
	£m	£m	% Change
Net interest income	5,843	6,278	(7)
Net fee, commission and other income	10,937	10,547	4
Total income	16,780	16,825	—
Credit impairment releases/(charges)	622	(4,346)
Net operating income	17,402	12,479	39
Operating expenses	(10,578)	(9,954)	(6)
Litigation and conduct	(131)	(106)	(24)
Total operating expenses	(10,709)	(10,060)	(6)
Other net income	247	—
Profit before tax	6,940	2,419
Tax charge	(1,076)	(441)
Profit after tax	5,864	1,978
Non-controlling interests	(20)	(41)	51
Other equity instrument holders	(586)	(631)	7
Attributable profit	5,258	1,306

Performance measures
Return on average shareholders' equity	12.7%	3.1%
Return on average tangible shareholders' equity	14.9%	3.6%
Average shareholders' equity (£bn)	55.1	56.6
Average tangible shareholders' equity (£bn)	47.1	48.5
Cost: income ratio	64%	60%
Loan loss rate (bps)	—	164
Basic earnings per share	30.8p	7.6p
Basic weighted average number of shares (m)	17,062	17,298	(1)
Period end number of shares (m)	16,851	17,353	(3)

	As at 30.09.21	As at 31.12.20	As at 30.09.20
Balance sheet and capital management[1]	£bn	£bn	£bn
Loans and advances at amortised cost	353.0	342.6	344.4
Loans and advances at amortised cost impairment coverage ratio	1.7%	2.4%	2.5%
Deposits at amortised cost	510.2	481.0	494.6
Net asset value per share	335p	315p	322p
Tangible net asset value per share	287p	269p	275p
Common equity tier 1 ratio	15.4%	15.1%	14.6%
Common equity tier 1 capital	47.3	46.3	45.5
Risk weighted assets	307.5	306.2	310.7
Average UK leverage ratio	4.9%	5.0%	5.1%
UK leverage ratio	5.1%	5.3%	5.2%

Funding and liquidity
Group liquidity pool (£bn)	293	266	327
Liquidity coverage ratio	161%	162%	181%
Loan: deposit ratio	69%	71%	70%
1Refer to pages 30 to 36 for further information on how capital, Risk Weighted Assets (RWAs) and leverage are calculated.

5

Group Performance Review

Group performance1
•The Group’s diversified business model enabled Barclays to deliver a record profit before tax of £6,940m (Q320 YTD: £2,419m), RoE of 12.7% (Q3 YTD: 3.1%), RoTE of 14.9% (Q320 YTD: 3.6%) and EPS of 30.8p (Q320 YTD: 7.6p)
•Total income was stable at £16,780m (Q320 YTD: £16,825m). Barclays UK income increased 2%. Barclays International income decreased 2%, with CIB income down 1% and Consumer, Cards and Payments (CC&P) income down 6%. Excluding the impact of the 9% depreciation of average USD against GBP, total income was up, reflecting the Group’s diversified income streams
•Credit impairment net release of £622m (Q320 YTD: £4,346m charge). The net release included a reversal of £1.1bn in non-default charges, primarily reflecting the improved macroeconomic outlook. Excluding this reversal, the charge was £0.5bn, reflecting reduced unsecured lending balances and low delinquency. Management judgements have been maintained in the quarter in respect of customers and clients considered to be potentially more vulnerable as government and other support schemes have started to reduce. The reduction in unsecured lending balances and growth in secured balances have contributed to a decrease in the Group’s loan coverage ratio to 1.7% (December 2020: 2.4%). Loan coverage ratios in unsecured and wholesale loan portfolios remained elevated compared to pre-COVID-19 pandemic levels
•Total operating expenses increased 6% to £10,709m, due to structural cost actions of £392m primarily relating to the real estate review in Q221, higher performance costs that reflect improved returns, and continued investment and business growth, partially offset by the benefit from the depreciation of average USD against GBP and efficiency savings. This resulted in a cost: income ratio of 64% (Q320 YTD: 60%)
•The effective tax rate was 15.5% (Q320 YTD: 18.2%). This reflects a £402m tax benefit recognised for the re-measurement of the Group’s UK deferred tax assets (DTAs) as a result of the UK corporation tax rate increase from 19% to 25% effective from 1 April 2023. The UK Government is reviewing the additional 8% surcharge tax that applies to banks’ profits and if the conclusion of that review is that the surcharge is reduced then the Group’s UK DTAs would be re-measured again and decreased, the exact timing of an enactment of a reduction in the surcharge is uncertain but would be expected to occur in H122
•Attributable profit was £5,258m (Q320 YTD: £1,306m)
•Following the completion of the £700m share buyback announced with FY20 results and the ongoing £500m share buyback announced with H121 results, the period end number of shares was 16,851m (December 2020: 17,359m)
•Total assets increased to £1,407bn (December 2020: £1,350bn) primarily due to a £37bn increase in cash at central banks, a £29bn increase in financial assets at fair value due to an increase in secured lending, a £18bn increase in cash collateral and settlement balances and a £17bn increase in trading portfolio assets due to increased activity, partially offset by a £44bn decrease in derivative assets driven by an increase in major interest rate curves
•Deposits at amortised cost increased £29bn to £510bn further strengthening the Group’s liquidity position and contributing to a loan: deposit ratio of 69% (December 2020: 71%)
•Net asset value per share increased to 335p. Tangible net asset value (TNAV) per share increased to 287p (December 2020: 269p) primarily reflecting 30.8p of EPS, partially offset by negative reserve movements
Barclays UK
•Profit before tax increased to £1,957m (Q320 YTD: £264m). RoE was 13.2% (Q320 YTD: 1.6%) and RoTE was 17.9% (Q320 YTD: 2.2%) reflecting materially lower credit impairment charges
•Total income increased 2% to £4,837m. Net interest income reduced 1% to £3,889m with a net interest margin (NIM) of 2.53% (Q320 YTD: 2.63%) as strong customer retention and improved margins in mortgages was more than offset by lower unsecured lending balances. Net fee, commission and other income increased 18% to £948m, returning back towards pre-COVID-19 pandemic levels
–Personal Banking income increased 10% to £2,900m, reflecting strong growth in mortgages alongside improved margins, balance growth in deposits and the non-recurrence of COVID-19 customer support actions, partially offset by deposit margin compression from lower interest rates and lower unsecured lending balances
–Barclaycard Consumer UK income decreased 23% to £898m as reduced borrowing and repayments by customers resulted in a lower level of interest earning lending (IEL) balances
–Business Banking income increased 12% to £1,039m due to lending and deposit balance growth from £12.1bn of government scheme lending and the non-recurrence of COVID-19 and related customer support actions, partially offset by deposit margin compression from lower interest rates
1The 9% depreciation of average USD against GBP adversely impacted income and profits and positively impacted total operating expenses.

6

Group Performance Review
Barclays UK (continued)
•Credit impairment net release of £306m (Q320 YTD: £1,297m charge) driven by an improved macroeconomic outlook and lower unsecured lending balances due to customer repayments and lower delinquencies. As at 30 September 2021, 30 and 90 day arrears rates in UK cards were 1.0% (Q320: 1.7%) and 0.3% (Q320: 0.8%) respectively
•Total operating expenses were stable at £3,187m (Q320 YTD: £3,172m) reflecting investment spend and higher operational and customer service costs primarily driven by increased volumes, offset by efficiency savings
•Loans and advances to customers at amortised cost increased 2% to £208.6bn predominantly from £9.2bn of mortgage growth following a strong flow of new applications as well as strong customer retention, offset by a £2.3bn decrease in the Education, Social Housing and Local Authority (ESHLA) portfolio carrying value as interest rate yield curves have steepened, £1.7bn lower unsecured lending balances and £0.5bn lower Business Banking balances as repayment of government scheme lending takes effect
•Customer deposits at amortised cost increased 7% to £256.8bn reflecting an increase of £13.6bn and £2.8bn in Personal Banking and Business Banking respectively, further strengthening the liquidity position and contributing to a loan: deposit ratio of 86% (December 2020: 89%)
•RWAs decreased to £73.2bn (December 2020: £73.7bn) as growth in mortgages was more than offset by a reduction in unsecured lending and the ESHLA portfolio

Barclays International
•Profit before tax increased 97% to £5,500m with a RoE of 16.1% (Q320 YTD: 7.3%), reflecting a RoE of 16.4% (Q320 YTD: 10.5%) in CIB and 13.9% (Q320 YTD: (9.3)%) in CC&P and a RoTE of 16.4% (Q320 YTD: 7.5%), reflecting a RoTE of 16.4% (Q320 YTD: 10.5%) in CIB and 16.2% (Q320 YTD: (10.6)%) in CC&P
•The 9% depreciation of average USD against GBP adversely impacted income and profits and positively impacted total operating expenses
•Total income decreased to £12,155m (Q320 YTD: £12,435m)
–CIB income decreased 1% to £9,702m
–Global Markets income decreased 14% to £5,368m as a strong performance in Equities, representing the best Q3 YTD on a comparable basis1, was more than offset by FICC. Equities income increased 28% to £2,466m driven by strong client activity in derivatives and increased client balances in financing. FICC income decreased 33% to £2,902m due to tighter spreads and the non-recurrence of prior year client activity levels
–Investment Banking fees income, representing the best Q3 YTD on a comparable basis1, increased 37% to £2,703m driven by a strong performance in Advisory and Equity capital markets reflecting an increase in the fee pool and an increased market share2
–Within Corporate, Transaction banking income increased 1% to £1,219m as deposit balance growth was partially offset by margin compression. Corporate lending income increased 2% to £412m driven by the non-recurrence of losses on the mark-to-market of lending and related hedge positions, partially offset by a current year write-off on a single name
–CC&P income decreased 6% to £2,453m
–International Cards and Consumer Bank income decreased 17% to £1,540m reflecting lower cards balances
–Private Bank income increased 9% to £581m, reflecting client balance growth and a gain on a property sale
–Unified Payments income increased 60% to £332m driven by the non-recurrence of a c.£100m valuation loss on Barclays’ preference shares in Visa Inc. in Q220 and merchant acquiring turnover growth following easing of lockdown restrictions
•Credit impairment net release of £311m (Q320 YTD: £2,989m charge) was driven by an improved macroeconomic outlook
–CIB credit impairment net release of £400m (Q320 YTD: £1,507m charge) was supported by limited single name wholesale loan charges
–CC&P credit impairment charges of £89m (Q320 YTD: £1,482m) was partially driven by lower delinquencies and higher customer repayments. As at 30 September 2021, 30 and 90 day arrears in US cards were 1.5% (Q320: 2.3%) and 0.7% (Q320: 1.1%) respectively
•Total operating expenses increased 5% to £7,003m
–CIB total operating expenses increased 3% to £5,260m due to higher performance costs that reflect an improvement in returns
–CC&P total operating expenses increased 10% to £1,743m driven by the impact of higher investment spend, including marketing, and customer remediation costs related to a legacy portfolio

1Period covering Q114 – Q321. Pre 2014 financials were not restated following re-segmentation in Q116.
2Data source: Dealogic for the period covering 1 January to 30 September 2021.

7

Group Performance Review
Barclays International (continued)
•Total assets increased to £1,076bn (December 2020: £1,042bn) primarily due to a £30bn increase in financial assets at fair value, due to an increase in secured lending, a £18bn increase in cash collateral and settlements balances, and a £17bn increase in trading portfolio assets, due to increased activity, partially offset by a £45bn decrease in derivative assets driven by an increase in major interest rate curves
•RWAs increased to £222.7bn (December 2020: £222.3bn)

Head Office
•Loss before tax was £517m (Q320 YTD: £639m)
•Total income was an expense of £212m (Q320 YTD: £331m), which primarily reflected hedge accounting, funding costs on legacy capital instruments and treasury items, partially offset by mark-to-market gains on legacy investments and the recognition of dividends on Barclays’ stake in Absa Group Limited
•Total operating expenses were £519m (Q320 YTD: £217m), which included a charge of £266m relating to structural cost actions taken as part of the real estate review in Q221, as well as costs associated with the discontinued use of software assets
•Other net income was £209m (Q320 YTD: £31m expense) driven by a fair value gain in Barclays’ associate investment holding in the Business Growth Fund
Group capital and leverage
•The CET1 ratio increased to 15.4% (December 2020: 15.1%)
–CET1 capital increased by £1.0bn to £47.3bn (December 2020: £46.3bn) as profit before tax of £6.9bn was partially offset by the removal of temporary regulatory supporting measures introduced in 2020, share buybacks, dividends and equity coupons paid and foreseen and pensions deficit contribution payments. The £1.1bn release of non-defaulted credit impairment was more than offset by the related reduction in IFRS 9 transitional relief which also decreased due to impairment migrations from Stage 2 to Stage 3 and the relief on the pre-2020 impairment charge reducing from 70% to 50% in 2021
–RWAs increased £1.3bn to £307.5bn (December 2020: £306.2bn) primarily due to a growth in mortgages within Barclays UK, partially offset by lower consumer lending
•The average UK leverage ratio decreased to 4.9% (December 2020: 5.0%). The average leverage exposure increased by £52.9bn to £1,199.8bn (December 2020: £1,146.9bn) largely driven by an increase in securities financing transactions (SFTs), potential future exposure (PFE) on derivatives and trading portfolio assets (TPAs)
Group funding and liquidity
•The liquidity pool was £293bn (December 2020: £266bn) and the liquidity coverage ratio remained significantly above the 100% regulatory requirement at 161% (December 2020: 162%), equivalent to a surplus of £107bn (December 2020: £99bn). The increase in the pool is driven by deposit growth, borrowing from the Bank of England’s Term Funding Scheme with additional incentives for SMEs and a seasonal increase in short-term wholesale funding, which were partly offset by an increase in business funding consumption
•Wholesale funding outstanding, excluding repurchase agreements, was £165.2bn (December 2020: £145.0bn). The Group issued £8.2bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company) during the year. The Group is well advanced in its MREL issuance plans relative to the estimated 1 January 2022 requirement

Capital distributions
•Barclays understands the importance of delivering attractive total cash returns to shareholders. Barclays is therefore committed to maintaining an appropriate balance between total cash returns to shareholders, investment in the business and maintaining a strong capital position. Barclays pays a progressive ordinary dividend, taking into account these objectives and the earnings outlook of the Group. The Board will also continue to supplement the ordinary dividends with additional cash returns, including share buybacks, to shareholders as appropriate
•Barclays paid a half year dividend of 2.0p per share on 17 September 2021 and initiated the share buyback of up to £500m announced with H121 results in August 2021, of which £279m was completed as at 30 September 2021. This was in addition to the £700m share buyback completed in April 2021
•Dividends will continue to be paid semi-annually, with the half year dividend expected to represent, under normal circumstances, around one-third of the total dividend for the year

8

Group Performance Review
Group outlook and targets
•Returns: expect to deliver a RoTE above 10% in 2021
•Impairment: the impairment run rate is expected to remain below historical levels in coming quarters given reduced unsecured lending balances and the improved macroeconomic outlook, acknowledging the continuing uncertainty
•Costs: FY21 costs, excluding structural cost actions and performance costs, are expected to be c.£12bn1. The Group will continue to drive efficiencies in its franchises and is evaluating planned structural cost actions in Q421, including in Barclays UK
•Capital: the CET1 ratio is expected to remain above the target range of 13-14% at 31 December 2021, given the uncertain economic environment and known capital headwinds in 2022 of c.75bps, which includes a c.40bps impact from the reversal of software amortisation benefit from 1 January 2022
•Capital returns: capital returns policy incorporates a progressive ordinary dividend, supplemented by additional cash returns, including share buybacks as appropriate. Dividends will continue to be paid semi-annually, with the half year dividend expected to represent, under normal circumstances, around one-third of the total dividend for the year
Barclays continues to target the following over the medium term:
•Returns: RoTE of greater than 10%
•Cost efficiency: cost: income ratio below 60%
•Capital adequacy: CET1 ratio in the range of 13-14%

Tushar Morzaria, Group Finance Director
1Group cost outlook is based on an average rate of 1.38 (USD/GBP) in H221 and subject to foreign currency movements.

9

Results by Business

Barclays UK	Nine months ended	Nine months ended
	30.09.21	30.09.20
Income statement information	£m	£m	% Change
Net interest income	3,889	3,917	(1)
Net fee, commission and other income	948	804	18
Total income	4,837	4,721	2
Credit impairment releases/(charges)	306	(1,297)
Net operating income	5,143	3,424	50
Operating expenses	(3,155)	(3,136)	(1)
Litigation and conduct	(32)	(36)	11
Total operating expenses	(3,187)	(3,172)	—
Other net income	1	12	(92)
Profit before tax	1,957	264
Attributable profit	1,336	165

	As at 30.09.21	As at 31.12.20	As at 30.09.20
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	208.6	205.4	203.9
Total assets	312.1	289.1	294.5
Customer deposits at amortised cost	256.8	240.5	232.0
Loan: deposit ratio	86%	89%	91%
Risk weighted assets	73.2	73.7	76.2

	Nine months ended	Nine months ended
Performance measures	30.09.21	30.09.20
Return on average allocated equity	13.2%	1.6%
Return on average allocated tangible equity	17.9%	2.2%
Average allocated equity (£bn)	13.5	13.7
Average allocated tangible equity (£bn)	9.9	10.2
Cost: income ratio	66%	67%
Loan loss rate (bps)	—	81
Net interest margin	2.53%	2.63%

10

Results by Business

Analysis of Barclays UK	Nine months ended	Nine months ended
	30.09.21	30.09.20
Analysis of total income	£m	£m	% Change
Personal Banking	2,900	2,627	10
Barclaycard Consumer UK	898	1,165	(23)
Business Banking	1,039	929	12
Total income	4,837	4,721	2

Analysis of credit impairment releases/(charges)
Personal Banking	20	(312)
Barclaycard Consumer UK	290	(803)
Business Banking	(4)	(182)
Total credit impairment releases/(charges)	306	(1,297)

	As at 30.09.21	As at 31.12.20	As at 30.09.20
Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn
Personal Banking	164.6	157.3	155.7
Barclaycard Consumer UK	8.6	9.9	10.7
Business Banking	35.4	38.2	37.5
Total loans and advances to customers at amortised cost	208.6	205.4	203.9

Analysis of customer deposits at amortised cost
Personal Banking	193.3	179.7	173.2
Barclaycard Consumer UK	—	0.1	0.1
Business Banking	63.5	60.7	58.7
Total customer deposits at amortised cost	256.8	240.5	232.0

11

Results by Business

Barclays International	Nine months ended	Nine months ended
	30.09.21	30.09.20
Income statement information	£m	£m	% Change
Net interest income	2,308	2,668	(13)
Net trading income	4,904	5,548	(12)
Net fee, commission and other income	4,943	4,219	17
Total income	12,155	12,435	(2)
Credit impairment releases/(charges)	311	(2,989)
Net operating income	12,466	9,446	32
Operating expenses	(6,916)	(6,632)	(4)
Litigation and conduct	(87)	(39)
Total operating expenses	(7,003)	(6,671)	(5)
Other net income	37	19	95
Profit before tax	5,500	2,794	97
Attributable profit	3,961	1,779

	As at 30.09.21	As at 31.12.20	As at 30.09.20
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	125.9	122.7	128.0
Trading portfolio assets	144.8	127.7	122.3
Derivative financial instrument assets	257.0	301.8	295.9
Financial assets at fair value through the income statement	200.5	170.7	178.2
Cash collateral and settlement balances	115.9	97.5	121.8
Other assets	231.8	221.4	261.7
Total assets	1,075.9	1,041.8	1,107.9
Deposits at amortised cost	253.3	240.5	262.4
Derivative financial instrument liabilities	252.3	300.4	293.3
Loan: deposit ratio	50%	51%	49%
Risk weighted assets	222.7	222.3	224.7

	Nine months ended	Nine months ended
Performance measures	30.09.21	30.09.20
Return on average allocated equity	16.1%	7.3%
Return on average allocated tangible equity	16.4%	7.5%
Average allocated equity (£bn)	32.9	32.4
Average allocated tangible equity (£bn)	32.2	31.8
Cost: income ratio	58%	54%
Loan loss rate (bps)	—	300
Net interest margin	3.96%	3.71%

Analysis of Barclays International
Corporate and Investment Bank	Nine months ended	Nine months ended
	30.09.21	30.09.20
Income statement information	£m	£m	% Change
Net interest income	919	974	(6)
Net trading income	4,878	5,578	(13)
Net fee, commission and other income	3,905	3,286	19
Total income	9,702	9,838	(1)
Credit impairment releases/(charges)	400	(1,507)
Net operating income	10,102	8,331	21
Operating expenses	(5,256)	(5,086)	(3)
Litigation and conduct	(4)	(6)	33
Total operating expenses	(5,260)	(5,092)	(3)
Other net income	1	4	(75)
Profit before tax	4,843	3,243	49
Attributable profit	3,469	2,141	62

	As at 30.09.21	As at 31.12.20	As at 30.09.20
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	93.8	92.4	96.8
Trading portfolio assets	144.7	127.5	122.2
Derivative financial instrument assets	256.9	301.7	295.9
Financial assets at fair value through the income statement	200.4	170.4	177.9
Cash collateral and settlement balances	115.1	96.7	121.0
Other assets	200.4	194.9	228.9
Total assets	1,011.3	983.6	1,042.7
Deposits at amortised cost	185.8	175.2	195.6
Derivative financial instrument liabilities	252.2	300.3	293.2
Risk weighted assets	192.5	192.2	193.3

	Nine months ended	Nine months ended
Performance measures	30.09.21	30.09.20
Return on average allocated equity	16.4%	10.5%
Return on average allocated tangible equity	16.4%	10.5%
Average allocated equity (£bn)	28.2	27.2
Average allocated tangible equity (£bn)	28.2	27.2
Cost: income ratio	54%	52%

Analysis of total income	£m	£m	% Change
FICC	2,902	4,326	(33)
Equities	2,466	1,929	28
Global Markets	5,368	6,255	(14)
Advisory	634	329	93
Equity capital markets	655	369	78
Debt capital markets	1,414	1,279	11
Investment Banking fees	2,703	1,977	37
Corporate lending	412	404	2
Transaction banking	1,219	1,202	1
Corporate	1,631	1,606	2
Total income	9,702	9,838	(1)

12

Results by Business

Analysis of Barclays International
Consumer, Cards and Payments	Nine months ended	Nine months ended
	30.09.21	30.09.20
Income statement information	£m	£m	% Change
Net interest income	1,390	1,694	(18)
Net fee, commission, trading and other income	1,063	903	18
Total income	2,453	2,597	(6)
Credit impairment charges	(89)	(1,482)	94
Net operating income	2,364	1,115
Operating expenses	(1,660)	(1,546)	(7)
Litigation and conduct	(83)	(33)
Total operating expenses	(1,743)	(1,579)	(10)
Other net income	36	15
Profit/(loss) before tax	657	(449)
Attributable profit/(loss)	492	(362)

	As at 30.09.21	As at 31.12.20	As at 30.09.20
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	32.1	30.3	31.2
Total assets	64.6	58.2	65.2
Deposits at amortised cost	67.5	65.3	66.8
Risk weighted assets	30.2	30.1	31.4

	Nine months ended	Nine months ended
Performance measures	30.09.21	30.09.20
Return on average allocated equity	13.9%	(9.3)%
Return on average allocated tangible equity	16.2%	(10.6)%
Average allocated equity (£bn)	4.7	5.2
Average allocated tangible equity (£bn)	4.0	4.6
Cost: income ratio	71%	61%
Loan loss rate (bps)	35	577

Analysis of total income	£m	£m	% Change
International Cards and Consumer Bank	1,540	1,857	(17)
Private Bank	581	533	9
Unified Payments	332	207	60
Total income	2,453	2,597	(6)

13

Results by Business

Head Office	Nine months ended	Nine months ended
	30.09.21	30.09.20
Income statement information	£m	£m	% Change
Net interest income	(354)	(307)	(15)
Net fee, commission and other income	142	(24)
Total income	(212)	(331)	36
Credit impairment releases/(charges)	5	(60)
Net operating income	(207)	(391)	47
Operating expenses	(507)	(186)
Litigation and conduct	(12)	(31)	61
Total operating expenses	(519)	(217)
Other net income/(expenses)	209	(31)
Loss before tax	(517)	(639)	19
Attributable loss	(39)	(638)	94

	As at 30.09.21	As at 31.12.20	As at 30.09.20
Balance sheet information	£bn	£bn	£bn
Total assets	18.5	18.6	19.3
Risk weighted assets	11.5	10.2	9.8

	Nine months ended	Nine months ended
Performance measures	30.09.21	30.09.20
Average allocated equity (£bn)	8.7	10.5
Average allocated tangible equity (£bn)	5.0	6.5

14

Results by Business

Barclays Group
	Q321	Q221	Q121	Q420	Q320	Q220	Q120	Q419
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,940	2,052	1,851	1,845	2,055	1,892	2,331	2,344
Net fee, commission and other income	3,525	3,363	4,049	3,096	3,149	3,446	3,952	2,957
Total income	5,465	5,415	5,900	4,941	5,204	5,338	6,283	5,301
Credit impairment (charges)/releases	(120)	797	(55)	(492)	(608)	(1,623)	(2,115)	(523)
Net operating income	5,345	6,212	5,845	4,449	4,596	3,715	4,168	4,778
Operating costs	(3,446)	(3,587)	(3,545)	(3,480)	(3,391)	(3,310)	(3,253)	(3,308)
UK bank levy	—	—	—	(299)	—	—	—	(226)
Litigation and conduct	(32)	(66)	(33)	(47)	(76)	(20)	(10)	(167)
Total operating expenses	(3,478)	(3,653)	(3,578)	(3,826)	(3,467)	(3,330)	(3,263)	(3,701)
Other net income/(expenses)	94	21	132	23	18	(26)	8	20
Profit before tax	1,961	2,580	2,399	646	1,147	359	913	1,097
Tax charge	(317)	(263)	(496)	(163)	(328)	(42)	(71)	(189)
Profit after tax	1,644	2,317	1,903	483	819	317	842	908
Non-controlling interests	(1)	(15)	(4)	(37)	(4)	(21)	(16)	(42)
Other equity instrument holders	(197)	(194)	(195)	(226)	(204)	(206)	(221)	(185)
Attributable profit	1,446	2,108	1,704	220	611	90	605	681

Performance measures
Return on average shareholders' equity	10.2%	15.5%	12.5%	1.6%	4.3%	0.6%	4.4%	5.0%
Return on average tangible shareholders' equity	11.9%	18.1%	14.7%	1.8%	5.1%	0.7%	5.1%	5.9%
Average shareholders' equity	56.6	54.4	54.4	55.7	56.4	58.4	55.2	54.5
Average tangible shareholders' equity (£bn)	48.4	46.5	46.5	47.6	48.3	50.2	47.0	46.4
Cost: income ratio	64%	67%	61%	77%	67%	62%	52%	70%
Loan loss rate (bps)	13	—	6	56	69	179	223	60
Basic earnings per share	8.5p	12.3p	9.9p	1.3p	3.5p	0.5p	3.5p	3.9p
Basic weighted average number of shares (m)	17,062	17,140	17,293	17,300	17,298	17,294	17,278	17,200
Period end number of shares (m)	16,851	16,998	17,223	17,359	17,353	17,345	17,332	17,322

Balance sheet and capital management[1]	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	353.0	348.5	345.8	342.6	344.4	354.9	374.1	339.1
Loans and advances at amortised cost impairment coverage ratio	1.7%	1.8%	2.2%	2.4%	2.5%	2.5%	2.1%	1.8%
Total assets	1,406.5	1,376.3	1,379.7	1,349.5	1,421.7	1,385.1	1,444.3	1,140.2
Deposits at amortised cost	510.2	500.9	498.8	481.0	494.6	466.9	470.7	415.8
Net asset value per share	335p	329p	312p	315p	322p	331p	332p	309p
Tangible net asset value per share	287p	281p	267p	269p	275p	284p	284p	262p
Common equity tier 1 ratio	15.4%	15.1%	14.6%	15.1%	14.6%	14.2%	13.1%	13.8%
Common equity tier 1 capital	47.3	46.2	45.9	46.3	45.5	45.4	42.5	40.8
Risk weighted assets	307.5	306.4	313.4	306.2	310.7	319.0	325.6	295.1
Average UK leverage ratio	4.9%	4.8%	4.9%	5.0%	5.1%	4.7%	4.5%	4.5%
Average UK leverage exposure	1,199.8	1,192.0	1,174.9	1,146.9	1,111.1	1,148.7	1,176.2	1,142.8
UK leverage ratio	5.1%	5.0%	5.0%	5.3%	5.2%	5.2%	4.5%	5.1%
UK leverage exposure	1,161.0	1,153.6	1,145.4	1,090.9	1,095.1	1,071.1	1,178.7	1,007.7

Funding and liquidity
Group liquidity pool (£bn)	293	291	290	266	327	298	237	211
Liquidity coverage ratio	161%	162%	161%	162%	181%	186%	155%	160%
Loan: deposit ratio	69%	70%	69%	71%	70%	76%	79%	82%
1Refer to pages 30 to 36 for further information on how capital, RWAs and leverage are calculated.

15

Quarterly Results Summary

Barclays UK
	Q321	Q221	Q121	Q420	Q320	Q220	Q120	Q419
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,303	1,305	1,281	1,317	1,280	1,225	1,412	1,478
Net fee, commission and other income	335	318	295	309	270	242	292	481
Total income	1,638	1,623	1,576	1,626	1,550	1,467	1,704	1,959
Credit impairment (charges)/releases	(137)	520	(77)	(170)	(233)	(583)	(481)	(190)
Net operating income	1,501	2,143	1,499	1,456	1,317	884	1,223	1,769
Operating costs	(1,041)	(1,078)	(1,036)	(1,134)	(1,095)	(1,018)	(1,023)	(1,023)
UK bank levy	—	—	—	(50)	—	—	—	(41)
Litigation and conduct	(10)	(19)	(3)	4	(25)	(6)	(5)	(58)
Total operating expenses	(1,051)	(1,097)	(1,039)	(1,180)	(1,120)	(1,024)	(1,028)	(1,122)
Other net income/(expenses)	1	—	—	6	(1)	13	—	—
Profit/(loss) before tax	451	1,046	460	282	196	(127)	195	647
Attributable profit/(loss)	317	721	298	160	113	(123)	175	438

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	208.6	207.8	205.7	205.4	203.9	202.0	195.7	193.7
Total assets	312.1	311.2	309.1	289.1	294.5	287.6	267.5	257.8
Customer deposits at amortised cost	256.8	255.5	247.5	240.5	232.0	225.7	207.5	205.5
Loan: deposit ratio	86%	87%	88%	89%	91%	92%	96%	96%
Risk weighted assets	73.2	72.2	72.7	73.7	76.2	77.9	77.7	74.9

Performance measures
Return on average allocated equity	9.4%	21.4%	8.8%	4.8%	3.3%	(3.6)%	5.1%	12.7%
Return on average allocated tangible equity	12.7%	29.1%	12.0%	6.5%	4.5%	(4.8)%	6.9%	17.0%
Average allocated equity (£bn)	13.6	13.5	13.5	13.4	13.7	13.9	13.7	13.8
Average allocated tangible equity (£bn)	10.0	9.9	9.9	9.8	10.1	10.3	10.1	10.3
Cost: income ratio	64%	68%	66%	73%	72%	70%	60%	57%
Loan loss rate (bps)	24	—	14	31	43	111	96	38
Net interest margin	2.49%	2.55%	2.54%	2.56%	2.51%	2.48%	2.91%	3.03%

16

Quarterly Results by Business

Analysis of Barclays UK	Q321	Q221	Q121	Q420	Q320	Q220	Q120	Q419
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	990	987	923	895	833	826	968	1,064
Barclaycard Consumer UK	293	290	315	354	362	367	436	533
Business Banking	355	346	338	377	355	274	300	362
Total income	1,638	1,623	1,576	1,626	1,550	1,467	1,704	1,959

Analysis of credit impairment (charges)/releases
Personal Banking	(30)	72	(22)	(68)	(48)	(130)	(134)	(71)
Barclaycard Consumer UK	(108)	434	(36)	(78)	(106)	(396)	(301)	(108)
Business Banking	1	14	(19)	(24)	(79)	(57)	(46)	(11)
Total credit impairment (charges)/releases	(137)	520	(77)	(170)	(233)	(583)	(481)	(190)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	164.6	162.4	160.4	157.3	155.7	154.9	153.4	151.9
Barclaycard Consumer UK	8.6	8.8	8.7	9.9	10.7	11.5	13.6	14.7
Business Banking	35.4	36.6	36.6	38.2	37.5	35.6	28.7	27.1
Total loans and advances to customers at amortised cost	208.6	207.8	205.7	205.4	203.9	202.0	195.7	193.7

Analysis of customer deposits at amortised cost
Personal Banking	193.3	191.0	186.0	179.7	173.2	169.6	161.4	159.2
Barclaycard Consumer UK	—	0.1	0.1	0.1	0.1	0.1	—	—
Business Banking	63.5	64.4	61.4	60.7	58.7	56.0	46.1	46.3
Total customer deposits at amortised cost	256.8	255.5	247.5	240.5	232.0	225.7	207.5	205.5

17

Quarterly Results by Business

Barclays International
	Q321	Q221	Q121	Q420	Q320	Q220	Q120	Q419
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	749	811	748	614	823	847	998	965
Net trading income	1,515	1,455	1,934	1,372	1,528	1,660	2,360	929
Net fee, commission and other income	1,673	1,553	1,717	1,500	1,430	1,503	1,286	1,558
Total income	3,937	3,819	4,399	3,486	3,781	4,010	4,644	3,452
Credit impairment releases/(charges)	18	271	22	(291)	(370)	(1,010)	(1,609)	(329)
Net operating income	3,955	4,090	4,421	3,195	3,411	3,000	3,035	3,123
Operating costs	(2,310)	(2,168)	(2,438)	(2,133)	(2,227)	(2,186)	(2,219)	(2,240)
UK bank levy	—	—	—	(240)	—	—	—	(174)
Litigation and conduct	(3)	(63)	(21)	(9)	(28)	(11)	—	(86)
Total operating expenses	(2,313)	(2,231)	(2,459)	(2,382)	(2,255)	(2,197)	(2,219)	(2,500)
Other net income	15	13	9	9	9	4	6	17
Profit before tax	1,657	1,872	1,971	822	1,165	807	822	640
Attributable profit	1,263	1,267	1,431	441	782	468	529	397

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	125.9	121.9	123.5	122.7	128.0	138.1	167.0	132.8
Trading portfolio assets	144.8	147.1	131.1	127.7	122.3	109.5	101.6	113.3
Derivative financial instrument assets	257.0	255.4	269.4	301.8	295.9	306.8	341.5	228.9
Financial assets at fair value through the income statement	200.5	190.4	197.5	170.7	178.2	154.3	188.4	128.4
Cash collateral and settlement balances	115.9	108.5	109.7	97.5	121.8	130.8	153.2	79.4
Other assets	231.8	223.5	221.7	221.4	261.7	236.3	201.5	178.6
Total assets	1,075.9	1,046.8	1,052.9	1,041.8	1,107.9	1,075.8	1,153.2	861.4
Deposits at amortised cost	253.3	245.4	251.2	240.5	262.4	241.2	263.3	210.0
Derivative financial instrument liabilities	252.3	246.9	260.2	300.4	293.3	307.6	338.8	228.9
Loan: deposit ratio	50%	50%	49%	51%	49%	57%	63%	63%
Risk weighted assets	222.7	223.2	230.0	222.3	224.7	231.2	237.9	209.2

Performance measures
Return on average allocated equity	15.4%	15.4%	17.4%	5.7%	10.0%	5.5%	6.6%	5.0%
Return on average allocated tangible equity	15.9%	15.6%	17.7%	5.8%	10.2%	5.6%	6.8%	5.1%
Average allocated equity (£bn)	32.7	33.0	32.8	31.1	31.2	34.2	31.9	31.9
Average allocated tangible equity (£bn)	31.8	32.4	32.3	30.5	30.6	33.5	31.2	30.9
Cost: income ratio	59%	58%	56%	68%	60%	55%	48%	72%
Loan loss rate (bps)	—	—	(7)	90	112	284	377	96
Net interest margin	4.02%	3.96%	3.92%	3.41%	3.79%	3.43%	3.93%	4.29%

18

Quarterly Results by Business

Analysis of Barclays International

Corporate and Investment Bank	Q321	Q221	Q121	Q420	Q320	Q220	Q120	Q419
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	279	370	270	110	305	334	335	248
Net trading income	1,467	1,494	1,917	1,397	1,535	1,812	2,231	951
Net fee, commission and other income	1,383	1,115	1,407	1,131	1,065	1,170	1,051	1,115
Total income	3,129	2,979	3,594	2,638	2,905	3,316	3,617	2,314
Credit impairment releases/(charges)	128	229	43	(52)	(187)	(596)	(724)	(30)
Net operating income	3,257	3,208	3,637	2,586	2,718	2,720	2,893	2,284
Operating costs	(1,747)	(1,623)	(1,886)	(1,603)	(1,716)	(1,680)	(1,690)	(1,691)
UK bank levy	—	—	—	(226)	—	—	—	(156)
Litigation and conduct	(2)	(1)	(1)	2	(3)	(3)	—	(79)
Total operating expenses	(1,749)	(1,624)	(1,887)	(1,827)	(1,719)	(1,683)	(1,690)	(1,926)
Other net income	—	—	1	2	1	3	—	1
Profit before tax	1,508	1,584	1,751	761	1,000	1,040	1,203	359
Attributable profit	1,157	1,049	1,263	413	627	694	820	193

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	93.8	91.0	94.3	92.4	96.8	104.9	128.2	92.0
Trading portfolio assets	144.7	147.0	130.9	127.5	122.2	109.3	101.5	113.3
Derivative financial instruments assets	256.9	255.3	269.4	301.7	295.9	306.7	341.4	228.8
Financial assets at fair value through the income statement	200.4	190.3	197.3	170.4	177.9	153.7	187.8	127.7
Cash collateral and settlement balances	115.1	107.7	108.8	96.7	121.0	129.7	152.2	78.5
Other assets	200.4	192.5	190.8	194.9	228.9	205.5	171.4	155.3
Total assets	1,011.3	983.8	991.5	983.6	1,042.7	1,009.8	1,082.5	795.6
Deposits at amortised cost	185.8	178.2	185.2	175.2	195.6	173.9	198.4	146.2
Derivative financial instrument liabilities	252.2	246.8	260.2	300.3	293.2	307.6	338.7	228.9
Risk weighted assets	192.5	194.3	201.3	192.2	193.3	198.3	201.7	171.5

Performance measures
Return on average allocated equity	16.6%	14.8%	17.9%	6.3%	9.5%	9.5%	12.5%	3.0%
Return on average allocated tangible equity	16.6%	14.8%	17.9%	6.3%	9.5%	9.6%	12.5%	3.0%
Average allocated equity (£bn)	27.8	28.4	28.2	26.3	26.4	29.1	26.2	25.9
Average allocated tangible equity (£bn)	27.8	28.4	28.2	26.3	26.4	29.0	26.2	25.8
Cost: income ratio	56%	55%	53%	69%	59%	51%	47%	83%

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
FICC	803	895	1,204	812	1,000	1,468	1,858	726
Equities	757	777	932	542	691	674	564	409
Global Markets	1,560	1,672	2,136	1,354	1,691	2,142	2,422	1,135
Advisory	253	218	163	232	90	84	155	202
Equity capital markets	186	226	243	104	122	185	62	56
Debt capital markets	532	429	453	418	398	463	418	322
Investment Banking fees	971	873	859	754	610	732	635	580
Corporate lending	168	38	206	186	232	61	111	202
Transaction banking	430	396	393	344	372	381	449	397
Corporate	598	434	599	530	604	442	560	599
Total income	3,129	2,979	3,594	2,638	2,905	3,316	3,617	2,314

19

Quarterly Results by Business

Analysis of Barclays International

Consumer, Cards and Payments	Q321	Q221	Q121	Q420	Q320	Q220	Q120	Q419
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	471	441	478	504	518	513	663	717
Net fee, commission, trading and other income	337	399	327	344	358	181	364	421
Total income	808	840	805	848	876	694	1,027	1,138
Credit impairment (charges)/releases	(110)	42	(21)	(239)	(183)	(414)	(885)	(299)
Net operating income	698	882	784	609	693	280	142	839
Operating costs	(563)	(545)	(552)	(530)	(511)	(506)	(529)	(549)
UK bank levy	—	—	—	(14)	—	—	—	(18)
Litigation and conduct	(1)	(62)	(20)	(11)	(25)	(8)	—	(7)
Total operating expenses	(564)	(607)	(572)	(555)	(536)	(514)	(529)	(574)
Other net income	15	13	8	7	8	1	6	16
Profit/(loss) before tax	149	288	220	61	165	(233)	(381)	281
Attributable profit/(loss)	106	218	168	28	155	(226)	(291)	204

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	32.1	30.9	29.2	30.3	31.2	33.2	38.8	40.8
Total assets	64.6	63.0	61.4	58.2	65.2	66.0	70.7	65.8
Deposits at amortised cost	67.5	67.2	66.0	65.3	66.8	67.3	64.9	63.8
Risk weighted assets	30.2	29.0	28.8	30.1	31.4	32.9	36.2	37.7

Performance measures
Return on average allocated equity	8.6%	19.0%	14.6%	2.4%	12.9%	(17.7)%	(20.7)%	13.6%
Return on average allocated tangible equity	10.5%	21.8%	16.5%	2.7%	14.7%	(20.2)%	(23.5)%	15.9%
Average allocated equity (£bn)	4.9	4.6	4.6	4.8	4.8	5.1	5.7	6.0
Average allocated tangible equity (£bn)	4.0	4.0	4.1	4.2	4.2	4.5	5.0	5.1
Cost: income ratio	70%	72%	71%	65%	61%	74%	52%	50%
Loan loss rate (bps)	127	—	27	286	211	455	846	273

20

Quarterly Results by Business

Head Office
	Q321	Q221	Q121	Q420	Q320	Q220	Q120	Q419
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	(112)	(64)	(178)	(86)	(48)	(180)	(79)	(99)
Net fee, commission and other income	2	37	103	(85)	(79)	41	14	(11)
Total income	(110)	(27)	(75)	(171)	(127)	(139)	(65)	(110)
Credit impairment (charges)/releases	(1)	6	—	(31)	(5)	(30)	(25)	(4)
Net operating expenses	(111)	(21)	(75)	(202)	(132)	(169)	(90)	(114)
Operating costs	(95)	(341)	(71)	(213)	(69)	(106)	(11)	(45)
UK bank levy	—	—	—	(9)	—	—	—	(11)
Litigation and conduct	(19)	16	(9)	(42)	(23)	(3)	(5)	(23)
Total operating expenses	(114)	(325)	(80)	(264)	(92)	(109)	(16)	(79)
Other net income/(expenses)	78	8	123	8	10	(43)	2	3
Loss before tax	(147)	(338)	(32)	(458)	(214)	(321)	(104)	(190)
Attributable (loss)/profit	(134)	120	(25)	(381)	(284)	(255)	(99)	(154)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	18.5	18.3	17.7	18.6	19.3	21.7	23.6	21.0
Risk weighted assets	11.5	11.1	10.7	10.2	9.8	9.9	10.0	11.0

Performance measures
Average allocated equity (£bn)	10.3	7.9	8.1	11.2	11.5	10.3	9.6	8.8
Average allocated tangible equity (£bn)	6.6	4.2	4.3	7.3	7.6	6.4	5.6	5.2

21

Quarterly Results by Business

Margins and balances
	Nine months ended 30.09.21			Nine months ended 30.09.20
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	3,889	205,889	2.53	3,917	199,048	2.63
Barclays International[1,2]	2,301	77,628	3.96	2,686	96,799	3.71
Total Barclays UK and Barclays International	6,190	283,517	2.92	6,603	295,847	2.98
Other[3]	(347)			(325)
Total Barclays Group	5,843			6,278
1Barclays International margins include IEL balances within the investment banking business.
2Barclays amended the presentation of the premium paid for purchased financial guarantees which are embedded in notes it issues directly to the market in Q420 from net investment income to interest expense within net interest income. Had the equivalent Q320 YTD interest expense been recognised in net interest income, the Barclays International and Total Barclays UK and Barclays International NIMs would have been 3.60% and 2.95% respectively.
3Other includes Head Office and non-lending related investment banking businesses not included in Barclays International margins.
The Group’s combined product and equity structural hedge notional as at 30 September 2021 was £224bn (September 2020: £181bn), with an average duration of close to 3 years (2020: average duration 2.5 to 3 years). Group net interest income includes gross structural hedge contributions of £1,042m (Q320 YTD: £1,273m) and net structural hedge contributions of £889m (Q320 YTD: £917m). Gross structural hedge contributions represent the absolute level of interest earned from the fixed receipts on the basket of swaps in the structural hedge, while the net structural hedge contributions represent the net interest earned on the difference between the structural hedge rate and prevailing floating rates.

22

Performance Management

Quarterly analysis for Barclays UK and Barclays International	Net interest income	Average customer assets	Net interest margin
Three months ended 30.09.21	£m	£m	%
Barclays UK	1,303	207,692	2.49
Barclays International[1]	783	77,364	4.02
Total Barclays UK and Barclays International	2,086	285,056	2.90

Three months ended 30.06.21
Barclays UK	1,305	205,168	2.55
Barclays International[1]	763	77,330	3.96
Total Barclays UK and Barclays International	2,068	282,498	2.94

Three months ended 31.03.21
Barclays UK	1,281	204,663	2.54
Barclays International[1]	755	78,230	3.92
Total Barclays UK and Barclays International	2,036	282,893	2.92

Three months ended 31.12.20
Barclays UK	1,317	204,315	2.56
Barclays International[1,2]	696	81,312	3.41
Total Barclays UK and Barclays International	2,013	285,627	2.80

Three months ended 30.09.20
Barclays UK	1,280	203,089	2.51
Barclays International[1,2]	838	88,032	3.79
Total Barclays UK and Barclays International	2,118	291,121	2.89
1Barclays International margins include IEL balances within the investment banking business.
2The reclassification of expense of the premium paid for purchased financial guarantees from net investment income to net interest income was recognised in full in Q420 and resulted in a 0.48% reduction on the Q420 Barclays International NIM and 0.14% reduction on the Q420 Total Barclays UK and Barclays International NIM. Had the equivalent impact been reflected in the respective quarters, the Barclays International NIM would have been 3.68% in Q320 and 3.77% in Q420. Total Barclays UK and Barclays International NIMs would have been 2.86% in Q320 and 2.91% in Q420 respectively.

23

Performance Management

Loans and advances at amortised cost by stage
The table below presents an analysis of loans and advances at amortised cost by gross exposure, impairment allowance, impairment charge and coverage ratio by stage allocation and business segment as at 30 September 2021. Also included are off-balance sheet loan commitments and financial guarantee contracts by gross exposure, impairment allowance and coverage ratio by stage allocation as at 30 September 2021.
Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to the drawn exposure to the extent that the allowance does not exceed the exposure, as Expected Credit Losses (ECL) is not reported separately. Any excess is reported on the liability side of the balance sheet as a provision. For wholesale portfolios, the impairment allowance on the undrawn exposure is reported on the liability side of the balance sheet as a provision.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 30.09.21	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	161,520	22,277	2,666	186,463	304	1,163	908	2,375	184,088
Barclays International	23,592	4,121	1,647	29,360	490	966	858	2,314	27,046
Head Office	3,953	431	742	5,126	3	37	356	396	4,730
Total Barclays Group retail	189,065	26,829	5,055	220,949	797	2,166	2,122	5,085	215,864
Barclays UK	34,810	1,986	1,067	37,863	55	30	25	110	37,753
Barclays International	86,196	12,372	1,273	99,841	209	260	515	984	98,857
Head Office	518	3	33	554	—	—	31	31	523
Total Barclays Group wholesale[1]	121,524	14,361	2,373	138,258	264	290	571	1,125	137,133
Total loans and advances at amortised cost	310,589	41,190	7,428	359,207	1,061	2,456	2,693	6,210	352,997
Off-balance sheet loan commitments and financial guarantee contracts[2]	306,313	41,766	750	348,829	225	298	24	547	348,282
Total[3]	616,902	82,956	8,178	708,036	1,286	2,754	2,717	6,757	701,279

	As at 30.09.21				Nine months ended 30.09.21
	Coverage ratio				Loan impairment (release)/charge and loan loss rate
	Stage 1	Stage 2	Stage 3	Total	Loan impairment release		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.2	5.2	34.1	1.3		34		2
Barclays International	2.1	23.4	52.1	7.9		88		40
Head Office	0.1	8.6	48.0	7.7		(5)		—
Total Barclays Group retail	0.4	8.1	42.0	2.3		117		7
Barclays UK	0.2	1.5	2.3	0.3		(81)		—
Barclays International	0.2	2.1	40.5	1.0		(125)		—
Head Office	—	—	93.9	5.6		—		—
Total Barclays Group wholesale[1]	0.2	2.0	24.1	0.8		(206)		—
Total loans and advances at amortised cost	0.3	6.0	36.3	1.7		(89)		—
Off-balance sheet loan commitments and financial guarantee contracts[2]	0.1	0.7	3.2	0.2		(513)
Other financial assets subject to impairment[3]						(20)
Total	0.2	3.3	33.2	1.0		(622)
1Includes Wealth and Private Banking exposures measured on an individual basis, and excludes Business Banking exposures that are managed on a collective basis. The net impact is a difference in total exposure of £7,229m of balances reported as wholesale loans on page 27 in the Loans and advances at amortised cost by product disclosure.
2Excludes loan commitments and financial guarantees of £20.8bn carried at fair value.
3Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £190.8bn and impairment allowance of £112m. This comprises £5m ECL on £190.6bn Stage 1 assets, Nil on £68m Stage 2 fair value through other comprehensive income assets, cash collateral and settlement balances and £107m on £113m Stage 3 other assets.

24

Credit Risk

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.20	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	153,250	23,896	2,732	179,878	332	1,509	1,147	2,988	176,890
Barclays International[1]	21,048	5,500	1,992	28,540	396	1,329	1,205	2,930	25,610
Head Office	4,267	720	844	5,831	4	51	380	435	5,396
Total Barclays Group retail	178,565	30,116	5,568	214,249	732	2,889	2,732	6,353	207,896
Barclays UK	31,918	4,325	1,126	37,369	13	129	116	258	37,111
Barclays International[1]	79,911	16,565	2,270	98,746	288	546	859	1,693	97,053
Head Office	570	—	33	603	—	—	31	31	572
Total Barclays Group wholesale[2]	112,399	20,890	3,429	136,718	301	675	1,006	1,982	134,736
Total loans and advances at amortised cost	290,964	51,006	8,997	350,967	1,033	3,564	3,738	8,335	342,632
Off-balance sheet loan commitments and financial guarantee contracts[3]	289,939	52,891	2,330	345,160	256	758	50	1,064	344,096
Total[4]	580,903	103,897	11,327	696,127	1,289	4,322	3,788	9,399	686,728

	As at 31.12.20				Year ended 31.12.20
	Coverage ratio				Loan impairment charge and loan loss rate[5]
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.2	6.3	42.0	1.7		1,070		59
Barclays International[1]	1.9	24.2	60.5	10.3		1,680		589
Head Office	0.1	7.1	45.0	7.5		91		156
Total Barclays Group retail	0.4	9.6	49.1	3.0		2,841		133
Barclays UK	—	3.0	10.3	0.7		154		41
Barclays International[1]	0.4	3.3	37.8	1.7		914		93
Head Office	—	—	93.9	5.1		—		—
Total Barclays Group wholesale[2]	0.3	3.2	29.3	1.4		1,068		78
Total loans and advances at amortised cost	0.4	7.0	41.5	2.4		3,909		111
Off-balance sheet loan commitments and financial guarantee contracts[3]	0.1	1.4	2.1	0.3		776
Other financial assets subject to impairment[4]						153
Total[5]	0.2	4.2	33.4	1.4		4,838
1Private Banking have refined the methodology to classify £5bn of their exposure between Wholesale and Retail during the year.
2Includes Wealth and Private Banking exposures measured on an individual basis, and excludes Business Banking exposures that are managed on a collective basis. The net impact is a difference in total exposure of £7,551m of balances reported as wholesale loans on page 27 in the Loans and advances at amortised cost by product disclosure.
3Excludes loan commitments and financial guarantees of £9.5bn carried at fair value.
4Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £180.3bn and impairment allowance of £165m. This comprises £11m ECL on £175.7bn Stage 1 assets, £9m on £4.4bn Stage 2 fair value through other comprehensive income assets,other assets and cash collateral and settlement balances and £145m on £154m Stage 3 other assets.
5The loan loss rate is 138 bps after applying the total impairment charge of £4,838m.

25

Credit Risk
Loans and advances at amortised cost by product
The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.

		Stage 2
As at 30.09.21	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	148,033	16,545	1,585	717	18,847	2,201	169,081
Credit cards, unsecured loans and other retail lending	34,565	6,958	292	261	7,511	2,563	44,639
Wholesale loans	127,991	14,062	275	495	14,832	2,664	145,487
Total	310,589	37,565	2,152	1,473	41,190	7,428	359,207

Impairment allowance
Home loans	17	50	6	7	63	404	484
Credit cards, unsecured loans and other retail lending	707	1,861	83	121	2,065	1,610	4,382
Wholesale loans	337	320	5	3	328	679	1,344
Total	1,061	2,231	94	131	2,456	2,693	6,210

Net exposure
Home loans	148,016	16,495	1,579	710	18,784	1,797	168,597
Credit cards, unsecured loans and other retail lending	33,858	5,097	209	140	5,446	953	40,257
Wholesale loans	127,654	13,742	270	492	14,504	1,985	144,143
Total	309,528	35,334	2,058	1,342	38,734	4,735	352,997

Coverage ratio	%	%	%	%	%	%	%
Home loans	—	0.3	0.4	1.0	0.3	18.4	0.3
Credit cards, unsecured loans and other retail lending	2.0	26.7	28.4	46.4	27.5	62.8	9.8
Wholesale loans	0.3	2.3	1.8	0.6	2.2	25.5	0.9
Total	0.3	5.9	4.4	8.9	6.0	36.3	1.7

As at 31.12.20
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	138,639	16,651	1,785	876	19,312	2,234	160,185
Credit cards, unsecured loans and other retail lending	33,021	9,470	544	306	10,320	3,172	46,513
Wholesale loans	119,304	19,501	1,097	776	21,374	3,591	144,269
Total	290,964	45,622	3,426	1,958	51,006	8,997	350,967

Impairment allowance
Home Loans	33	57	13	14	84	421	538
Credit cards, unsecured loans and other retail lending	680	2,382	180	207	2,769	2,251	5,700
Wholesale Loans	320	650	50	11	711	1,066	2,097
Total	1,033	3,089	243	232	3,564	3,738	8,335

Net exposure
Home loans	138,606	16,594	1,772	862	19,228	1,813	159,647
Credit cards, unsecured loans and other retail lending	32,341	7,088	364	99	7,551	921	40,813
Wholesale loans	118,984	18,851	1,047	765	20,663	2,525	142,172
Total	289,931	42,533	3,183	1,726	47,442	5,259	342,632

Coverage ratio	%	%	%	%	%	%	%
Home loans	—	0.3	0.7	1.6	0.4	18.8	0.3
Credit cards, unsecured loans and other retail lending	2.1	25.2	33.1	67.6	26.8	71.0	12.3
Wholesale loans	0.3	3.3	4.6	1.4	3.3	29.7	1.5
Total	0.4	6.8	7.1	11.8	7.0	41.5	2.4

26

Credit Risk
Measurement uncertainty
Forecast Macroeconomic Variables were refreshed in Q321, following on from the Q221 update, with key drivers for the Baseline scenario more optimistic than Q420 and Q221. In the Baseline scenario, UK GDP returns to the pre-COVID-19 pandemic levels by early 2022 with peak UK unemployment of 5.4% in Q122. In the Upside 2 scenario, effective fiscal stimulus measures, including public investments in infrastructure and skills, provide a boost to demand and confidence, which in turn leads to economic activity in almost all advanced economies returning to the pre-COVID-19 pandemic levels by the end of 2021. Unemployment levels decline back to 5% by Q122 in the UK, and to 4% by Q222 in the US. In the Downside 2 scenario, supply and distribution issues slow the vaccination process and the emergence of new virus variants that are not susceptible to the existing vaccines results in full national lockdowns. This leads to significant falls in GDP in Q421 and UK and US unemployment reaching c.10% and 12% respectively in Q122.
The Group uses a five-scenario model to calculate ECL. The methodology for estimating probability weights used in calculating ECL involves simulating a range of future paths for UK and US GDP using historical data. The five scenarios are mapped against the distribution of these future paths, with the median centred around the Baseline such that scenarios further from the Baseline attract a lower weighting. The range of future paths generated in the calculation of the weights at 30 September 2021 is narrower than at 30 June 2021 and 31 December 2020 due to continued growth in UK and US GDP and lower levels of uncertainty. The Upside 2 and Downside 2 scenarios are therefore nearer the tails of the distribution than previously resulting in lower weightings.
In isolation, the reduction in Baseline unemployment forecast between Q2 and Q3 would lead to a reduction in unsecured ECL. However, the reduction in Downside 2 unemployment forecast between Q2 and Q3 is lower than the movement in the Baseline unemployment forecast; this widening delta between Baseline and Downside 2 unemployment forecast moderates the overall impact.
Although the macroeconomic outlook has improved, the level of uncertainty is relatively high. Unemployment remains at elevated levels, with a significant number of jobs at risk of redundancy as measures of support are tapered down in the UK, US and Germany between the end of Q321 and Q122 respectively. To date, limited defaults have been observed in response to the COVID-19 pandemic, but credit deterioration may occur as support is withdrawn. This uncertainty continues to be captured in two distinct ways: firstly, the identification of specific customers and clients who may be more vulnerable to the withdrawal of relief and secondly, macroeconomic and risk parameter uncertainties which are applied at a portfolio level. As a result, economic uncertainty PMAs and total PMAs remained relatively stable at £2.0bn (30 June 2021: £2.1bn) and £2.0bn (30 June 2021: £1.9bn) respectively.
The tables below show the key consensus macroeconomic variables used in the Baseline scenario and the probability weights applied to each scenario.

27

Credit Risk

Baseline average macroeconomic variables used in the calculation of ECL
	2021	2022	2023
As at 30.09.21%		%	%
UK GDP[1]	6.5	5.2	2.3
UK unemployment[2]	5.0	5.1	4.7
UK HPI[3]	3.8	0.8	2.6
UK bank rate	0.1	0.2	0.5
US GDP[1]	6.8	4.4	2.4
US unemployment[4]	5.5	4.2	4.0
US HPI[5]	7.8	4.1	4.0
US federal funds rate	0.2	0.3	0.8

As at 30.06.21
UK GDP[1]	4.9	5.6	2.3
UK unemployment[2]	5.8	5.7	5.1
UK HPI[3]	(0.5)	0.3	3.1
UK bank rate	0.1	0.2	0.4
US GDP[1]	5.7	3.9	1.6
US unemployment[4]	5.6	4.5	4.4
US HPI[5]	3.9	3.5	3.5
US federal funds rate	0.3	0.3	0.7

As at 31.12.20
UK GDP[1]	6.3	3.3	2.6
UK unemployment[2]	6.7	6.4	5.8
UK HPI[3]	2.4	2.3	5.0
UK bank rate	—	(0.1)	—
US GDP[1]	3.9	3.1	2.9
US unemployment[4]	6.9	5.7	5.6
US HPI[5]	2.8	4.7	4.7
US federal funds rate	0.3	0.3	0.3
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in average yearly UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in average yearly US HPI = FHFA House Price Index, relative to prior year end.

Scenario probability weighting
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 30.09.21
Scenario probability weighting	17.9	25.7	28.9	16.3	11.2
As at 30.06.21
Scenario probability weighting	19.6	24.5	26.4	16.9	12.6
As at 31.12.20
Scenario probability weighting	20.2	24.2	24.7	15.5	15.4

28

Credit Risk
Capital
The Group’s Overall Capital Requirement for CET1 is 11.2% comprising a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.7% Pillar 2A requirement and a 0% Countercyclical Capital Buffer (CCyB).
The Group’s CCyB is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. On 11 March 2020, the Financial Policy Committee (FPC) set the CCyB rate for UK exposures at 0% with immediate effect. The buffer rates set by other national authorities for non-UK exposures are not currently material. Overall, this results in a 0.0% CCyB for the Group.
The Group’s Pillar 2A requirement as per the PRA’s Individual Capital Requirement is 4.8% of which at least 56.25% needs to be met with CET1 capital, equating to approximately 2.7% of RWAs. The Pillar 2A requirement is subject to at least annual review and has been set as a nominal capital amount. This is based on a point in time assessment and the requirement (when expressed as a proportion of RWAs) will change depending on the total RWAs at each reporting period.
Following the withdrawal of the UK from the EU, any references to CRR as amended by CRR II mean, unless otherwise specified, CRR as amended by CRR II, as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018 and subject to the temporary transitional powers (TTP) available to UK regulators to delay or phase-in on-shoring changes to UK regulatory requirements arising at the end of the transition period until 31 March 2022, as at the applicable reporting date. Throughout the TTP period, the Bank of England (BoE) and PRA will continue to review the UK regulatory framework and the Group disclosures will reflect the amended framework as applicable at the effective reporting date.
On 14 October 2021, the PRA published their final Policy Statement on the implementation of Basel III standards. The Policy Statement confirmed the PRA’s intention to revert to the previous treatment of 100% CET1 capital deduction for qualifying software assets, meaning the c.40bps benefit in the CET1 ratio will be reversed from 1 January 2022.

29

Treasury and Capital Risk

Capital ratios[1,2,3]	As at 30.09.21	As at 30.06.21	As at 31.12.20
CET1	15.4%	15.1%	15.1%
Tier 1 (T1)	19.6%	18.9%	19.0%
Total regulatory capital	22.9%	22.3%	22.1%

Capital resources	£m	£m	£m
Total equity excluding non-controlling interests per the balance sheet	68,697	67,052	65,797
Less: other equity instruments (recognised as AT1 capital)	(12,252)	(11,167)	(11,172)
Adjustment to retained earnings for foreseeable ordinary share dividends	(419)	(510)	(174)
Adjustment to retained earnings for foreseeable repurchase of shares	(221)	—	—
Adjustment to retained earnings for foreseeable other equity coupons	(51)	(35)	(30)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1,427)	(1,447)	(1,146)
Goodwill and intangible assets	(6,850)	(6,814)	(6,914)
Deferred tax assets that rely on future profitability excluding temporary differences	(662)	(664)	(595)
Fair value reserves related to gains or losses on cash flow hedges	46	(665)	(1,575)
Gains or losses on liabilities at fair value resulting from own credit	940	934	870
Defined benefit pension fund assets	(1,925)	(1,828)	(1,326)
Direct and indirect holdings by an institution of own CET1 instruments	(50)	(50)	(50)
Adjustment under IFRS 9 transitional arrangements	1,332	1,331	2,556
Other regulatory adjustments	144	88	55
CET1 capital	47,302	46,225	46,296

AT1 capital
Capital instruments and related share premium accounts	12,252	11,167	11,172
Qualifying AT1 capital (including minority interests) issued by subsidiaries	636	648	646
Other regulatory adjustments and deductions	(80)	(80)	(80)
AT1 capital	12,808	11,735	11,738

T1 capital	60,110	57,960	58,034

T2 capital
Capital instruments and related share premium accounts	8,927	8,969	7,836
Qualifying T2 capital (including minority interests) issued by subsidiaries	1,306	1,401	1,893
Credit risk adjustments (excess of impairment over expected losses)	98	79	57
Other regulatory adjustments and deductions	(160)	(160)	(160)
Total regulatory capital	70,281	68,249	67,660

Total RWAs	307,464	306,424	306,203
1CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR and CRR II non-compliant capital instruments.
2The fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC AT1 securities, was 15.0%, with £46.0bn of CET1 capital and £307.2bn of RWAs calculated without applying the transitional arrangements of the CRR as amended by CRR II.
3The Group’s CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays Bank PLC 7.625% Contingent Capital Notes, was 15.4%. For this calculation CET1 capital and RWAs are calculated applying the transitional arrangements under the CRR as amended by CRR II, including the IFRS 9 transitional arrangements. The benefit of the Financial Services Authority (FSA) October 2012 interpretation of the transitional provisions, relating to the implementation of CRD IV, expired in December 2017.

30

Treasury and Capital Risk

Movement in CET1 capital	Three months ended 30.09.21	Nine months ended 30.09.21
	£m	£m
Opening CET1 capital	46,225	46,296

Profit for the period attributable to equity holders	1,643	5,844
Own credit relating to derivative liabilities	5	22
Ordinary share dividends paid and foreseen	(248)	(757)
Purchased and foreseeable share repurchase	(500)	(1,200)
Other equity coupons paid and foreseen	(213)	(607)
Increase in retained regulatory capital generated from earnings	687	3,302

Net impact of share schemes	175	127
Fair value through other comprehensive income reserve	82	(168)
Currency translation reserve	432	(63)
Other reserves	(6)	(7)
Increase / (decrease) in other qualifying reserves	683	(111)

Pension remeasurements within reserves	(177)	(74)
Defined benefit pension fund asset deduction	(97)	(599)
Net impact of pensions	(274)	(673)

Additional value adjustments (PVA)	20	(281)
Goodwill and intangible assets	(36)	64
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	2	(67)
Adjustment under IFRS 9 transitional arrangements	1	(1,224)
Other regulatory adjustments	(6)	(4)
Decrease in regulatory capital due to adjustments and deductions	(19)	(1,512)

Closing CET1 capital	47,302	47,302
CET1 capital increased £1.0bn to £47.3bn (December 2020: £46.3bn). £5.8bn of capital generated from profits were partially offset by distributions of £2.6bn comprising:
•£0.8bn of dividends paid and foreseen for ordinary shares, which includes £0.3bn for the 2.0p per share half year dividend and a £0.4bn accrual towards a FY21 dividend
•£1.2bn for share buybacks made up of £0.7bn for the share buyback announced with FY20 results and £0.5bn for the share buyback announced with H121 results; and
•£0.6bn of equity coupons paid
Other significant movements in the period were:

•A £0.7bn decrease as a result of movements relating to pensions, largely due to deficit contribution payments of £0.35bn in April 2021 and September 2021
•A £0.3bn increase in the PVA deduction due to the removal of temporary regulatory supporting measures applied to certain additional valuation adjustments
•A £1.2bn decrease in IFRS 9 transitional relief, after tax, primarily due to a credit impairment net release, impairment migrations from Stage 2 to Stage 3 and a decrease to the amount of relief applied to the pre-2020 impairment charge reducing to 50% in 2021 from 70% in 2020

31

Treasury and Capital Risk

RWAs by risk type and business
	Credit risk		Counterparty credit risk				Market Risk		Operational risk	Total RWAs
	STD	IRB	STD	IRB	Settlement Risk	CVA	STD	IMA
As at 30.09.21	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	7,128	53,981	464	—	—	158	115	—	11,381	73,227
Corporate and Investment Bank	26,778	70,842	17,063	19,477	211	2,347	16,399	15,934	23,453	192,504
Consumer, Cards and Payments	20,159	2,740	255	30	—	37	—	44	6,948	30,213
Barclays International	46,937	73,582	17,318	19,507	211	2,384	16,399	15,978	30,401	222,717
Head Office	4,984	7,344	—	—	—	—	—	—	(808)	11,520
Barclays Group	59,049	134,907	17,782	19,507	211	2,542	16,514	15,978	40,974	307,464

As at 30.06.21
Barclays UK	7,151	52,995	437	—	—	163	33	—	11,381	72,160
Corporate and Investment Bank	26,406	71,540	15,343	18,973	101	2,668	17,761	18,010	23,453	194,255
Consumer, Cards and Payments	19,218	2,509	158	40	—	29	—	55	6,948	28,957
Barclays International	45,624	74,049	15,501	19,013	101	2,697	17,761	18,065	30,401	223,212
Head Office	4,591	7,269	—	—	—	—	—	—	(808)	11,052
Barclays Group	57,366	134,313	15,938	19,013	101	2,860	17,794	18,065	40,974	306,424

As at 31.12.20
Barclays UK	7,360	54,340	394	—	—	136	72	—	11,359	73,661
Corporate and Investment Bank	24,660	73,792	12,047	20,280	246	2,351	13,123	22,363	23,343	192,205
Consumer, Cards and Payments	19,754	3,041	177	45	—	31	—	71	6,996	30,115
Barclays International	44,414	76,833	12,224	20,325	246	2,382	13,123	22,434	30,339	222,320
Head Office	4,153	6,869	—	—	—	—	—	—	(800)	10,222
Barclays Group	55,927	138,042	12,618	20,325	246	2,518	13,195	22,434	40,898	306,203

Movement analysis of RWAs
	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£m	£m	£m	£m	£m
Opening RWAs (as at 31.12.20)	193,969	35,707	35,629	40,898	306,203
Book size	1,903	3,904	(1,848)	76	4,035
Acquisitions and disposals	(1,018)	—	—	—	(1,018)
Book quality	563	201	—	—	764
Model updates	(962)	(186)	—	—	(1,148)
Methodology and policy	(115)	416	(1,289)	—	(988)
Foreign exchange movements[1]	(384)	—	—	—	(384)
Total RWA movements	(13)	4,335	(3,137)	76	1,261
Closing RWAs (as at 30.09.21)	193,956	40,042	32,492	40,974	307,464
1 Foreign exchange movements does not include foreign exchange for counterparty credit risk or market risk.
Overall RWAs increased £1.3bn to £307.5bn (December 2020: £306.2bn).
Credit risk RWAs remained broadly stable:
•A £1.9bn increase in book size mainly driven by growth in mortgages within Barclays UK, partially offset by lower consumer lending and ESHLA
•A £1.0bn decrease in acquisitions and disposals mainly driven by disposal of wholesale loans during the year
Counterparty Credit risk RWAs increased £4.3bn:
•A £3.9bn increase in book size primarily due to an increase in trading activities within SFTs and derivatives
Market risk RWAs decreased £3.1bn:
•A £1.8bn decrease in book size primarily due to reduced risk taking in Equities and Counterparty Risk Trading in the period
•A £1.3bn decrease in methodology and policy is driven by a change in the historical lookback period of the VaR model from two years to one year

32

Treasury and Capital Risk
Leverage ratio and exposures
The Group is subject to a leverage ratio requirement of 3.8% as at 30 September 2021. This comprises the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer of 0.0%. Although the leverage ratio is expressed in terms of T1 capital, 75% of the minimum requirement, equating to 2.4375%, needs to be met with CET1 capital. In addition, the G-SII ALRB must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £6.3bn.
The Group is required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter. The Group is also required to disclose a UK leverage ratio based on capital and exposure on the last day of the quarter. Both approaches exclude qualifying claims on central banks from the leverage exposures and include the PRA’s adoption of CRR II settlement netting.
On 8 October 2021, the PRA published its Policy Statement on the UK leverage ratio framework. The Policy Statement confirms that UK banks will be subject to a single UK leverage ratio requirement meaning that the CRR leverage ratio will no longer apply for UK banks from 1 January 2022. Whilst largely upholding the existing framework, technical changes generally align to the Basel III standards with the exception of the qualifying claims on central banks exemption. From 1 January 2022 central bank claims can be excluded from the UK leverage ratio measure as long as they are matched by qualifying liabilities (rather than deposits). Minimum requirements for the Group remain the same with minimum requirements also expected to be applied at the individual level; individual requirements may be replaced with a sub-consolidated measure, subject to permission from the PRA, from 1 January 2023.

33

Treasury and Capital Risk

Leverage ratios[1,2]	As at 30.09.21	As at 30.06.21	As at 31.12.20
	£m	£m	£m
Average UK leverage ratio	4.9%	4.8%	5.0%
Average T1 capital[3]	58,580	57,280	57,069
Average UK leverage exposure	1,199,774	1,191,986	1,146,919

UK leverage ratio	5.1%	5.0%	5.3%

CET1 capital	47,302	46,225	46,296
AT1 capital	12,172	11,087	11,092
T1 capital[3]	59,474	57,312	57,388

UK leverage exposure	1,160,983	1,153,570	1,090,907

UK leverage exposure
Accounting assets
Derivative financial instruments	258,093	256,636	302,446
Derivative cash collateral	54,166	54,063	64,798
Securities financing transactions	190,927	182,820	164,034
Loans and advances and other assets	903,327	882,814	818,236
Total IFRS assets	1,406,513	1,376,333	1,349,514

Regulatory consolidation adjustments	(2,192)	(1,406)	(1,144)

Derivatives adjustments
Derivatives netting	(231,559)	(229,123)	(272,275)
Adjustments to collateral	(47,490)	(42,774)	(57,414)
Net written credit protection	15,910	16,730	14,986
Potential future exposure on derivatives	143,517	135,162	117,010
Total derivatives adjustments	(119,622)	(120,005)	(197,693)

SFTs adjustments	24,579	23,511	21,114

Regulatory deductions and other adjustments	(19,454)	(22,525)	(17,469)

Weighted off-balance sheet commitments	115,521	111,870	113,704

Qualifying central bank claims	(198,817)	(172,465)	(155,890)

Settlement netting	(45,545)	(41,743)	(21,229)

UK leverage exposure	1,160,983	1,153,570	1,090,907

1Fully loaded average UK leverage ratio was 4.8%, with £57.3bn of T1 capital and £1,198.5bn of leverage exposure. Fully loaded UK leverage ratio was 5.0%, with £58.1bn of T1 capital and £1,159.7bn of leverage exposure. Fully loaded UK leverage ratios are calculated without applying the transitional arrangements of the CRR as amended by CRR II.
2Capital and leverage measures are calculated applying the transitional arrangements of the CRR as amended by CRR II.
3T1 capital is calculated in line with the PRA Handbook.

34

Treasury and Capital Risk
The average UK leverage ratio decreased to 4.9% (December 2020: 5.0%). The average leverage exposure increased by £52.9bn to £1,199.8bn (December 2020: £1,146.9bn) largely driven by an increase in SFTs, PFE on derivatives and TPAs.

The UK leverage ratio decreased to 5.1% (December 2020: 5.3%). The UK leverage exposure increased by £70.1bn to £1,161.0bn (December 2020: £1,090.9bn) primarily driven by a £26.9bn increase in SFTs, a £26.5bn increase in PFE on derivatives and a £17.0bn increase in TPAs due to increased trading activity in CIB.

The Group also discloses a CRR leverage ratio1 within its additional regulatory disclosures prepared in accordance with EBA guidelines on disclosure under Part Eight of the CRR (see Barclays PLC Pillar 3 Report Q3 2021, expected to be published on 21 October 2021 and which will be available at home.barclays/investor-relations/reports-and-events/latest-financial-results).

1CRR leverage ratio as amended by CRR II.

35

Treasury and Capital Risk
MREL
The Group is currently required to meet the higher of: (i) the requirements set by the BoE based on RWAs and the higher of average and UK leverage exposures; and (ii) the requirements in CRR as amended by CRR II based on RWAs and CRR leverage exposures. The MREL requirements are subject to phased implementation and will be fully implemented by 1 January 2022. As at 30 September 2021, the Group’s MREL requirement was to meet 6.9% of CRR leverage exposures.
On 22 July 2021 the BoE published a consultation paper on its approach to setting MREL. Under the proposed changes to their 2018 Statement of Policy, from 1 January 2022, the Group’s expected MREL requirements will be to meet the higher of: (i) two times the sum of Pillar 1 and Pillar 2A; and (ii) the higher of two times the applicable leverage ratio requirement or 6.75% of leverage exposures. Given UK banks will be subject to a single UK leverage ratio requirement from 1 January 2022, the CRR leverage exposure requirements in relation to MREL may not apply from that date. Additionally, the proposals clarify that own funds instruments issued by subsidiaries will no longer be eligible to count towards the Group’s MREL from 1 January 2022.
CET1 capital cannot be counted towards both MREL and the capital buffers, meaning that the buffers will effectively be applied above MREL requirements.

Own funds and eligible liabilities ratios[1,2]	As a percentage of RWAs			As a percentage of CRR leverage exposure
	As at 30.09.21	As at 30.06.21	As at 31.12.20	As at 30.09.21	As at 30.06.21	As at 31.12.20
Total Barclays PLC (the Parent company) own funds and eligible liabilities	34.8%	33.7%	32.7%	7.8%	7.7%	8.0%
Total own funds and eligible liabilities, including eligible Barclays Bank PLC instruments	35.5%	34.4%	33.6%	8.0%	7.9%	8.2%

Own funds and eligible liabilities[1,2]				As at 30.09.21	As at 30.06.21	As at 31.12.20
				£m	£m	£m
CET1 capital				47,302	46,225	46,296
AT1 capital instruments and related share premium accounts[3]				12,172	11,087	11,092
T2 capital instruments and related share premium accounts[3]				8,865	8,888	7,733
Eligible liabilities				38,787	37,095	35,086
Total Barclays PLC (the Parent company) own funds and eligible liabilities				107,126	103,295	100,207
Qualifying AT1 capital (including minority interests) issued by subsidiaries				636	648	646
Qualifying T2 capital (including minority interests) issued by subsidiaries				1,306	1,401	1,893
Total own funds and eligible liabilities, including eligible Barclays Bank PLC instruments				109,068	105,344	102,746

Total RWAs				307,464	306,424	306,203
Total CRR leverage exposure[4]				1,368,259	1,334,929	1,254,157
1CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR and CRR II non-compliant capital instruments.
2The BoE has set external MREL based on the higher of RWAs and CRR or UK leverage exposures which could result in the binding measure changing in future periods. The 30 September 2021 Barclays PLC (the Parent company) own funds and eligible liabilities ratio as a percentage of the UK leverage exposure was 9.2% and as a percentage of the average UK leverage exposure was 8.9%.
3Includes other AT1 capital regulatory adjustments and deductions of £80m (December 2020: £80m), and other T2 credit risk adjustments and deductions of £62m (December 2020: £103m).
4Fully loaded CRR leverage exposure is calculated without applying the transitional arrangements of the CRR as amended by CRR II.

36

Treasury and Capital Risk

Condensed consolidated income statement (unaudited)
	Nine months ended 30.09.21	Nine months ended 30.09.20
	£m	£m
Total income	16,780	16,825
Credit impairment releases/(charges)	622	(4,346)
Net operating income	17,402	12,479
Operating expenses excluding litigation and conduct	(10,578)	(9,954)
Litigation and conduct	(131)	(106)
Operating expenses	(10,709)	(10,060)
Other net income	247	—
Profit before tax	6,940	2,419
Tax charge	(1,076)	(441)
Profit after tax	5,864	1,978

Attributable to:
Equity holders of the parent	5,258	1,306
Other equity instrument holders	586	631
Total equity holders of the parent	5,844	1,937
Non-controlling interests	20	41
Profit after tax	5,864	1,978

Earnings per share	p	p
Basic earnings per ordinary share	30.8	7.6

37

Condensed Consolidated Financial Statements

Condensed consolidated balance sheet (unaudited)
	As at 30.09.21	As at 31.12.20
Assets	£m	£m
Cash and balances at central banks	227,641	191,127
Cash collateral and settlement balances	119,196	101,367
Loans and advances at amortised cost	352,997	342,632
Reverse repurchase agreements and other similar secured lending	4,608	9,031
Trading portfolio assets	144,946	127,950
Financial assets at fair value through the income statement	204,424	175,151
Derivative financial instruments	258,093	302,446
Financial assets at fair value through other comprehensive income	70,748	78,688
Investments in associates and joint ventures	995	781
Goodwill and intangible assets	8,147	7,948
Current tax assets	212	477
Deferred tax assets	4,189	3,444
Other assets	10,317	8,472
Total assets	1,406,513	1,349,514

Liabilities
Deposits at amortised cost	510,188	481,036
Cash collateral and settlement balances	106,115	85,423
Repurchase agreements and other similar secured borrowing	22,790	14,174
Debt securities in issue	95,865	75,796
Subordinated liabilities	12,863	16,341
Trading portfolio liabilities	61,863	47,405
Financial liabilities designated at fair value	262,091	249,765
Derivative financial instruments	252,445	300,775
Current tax liabilities	615	645
Deferred tax liabilities	4	15
Other liabilities	11,913	11,257
Total liabilities	1,336,752	1,282,632

Equity
Called up share capital and share premium	4,542	4,637
Other reserves	2,687	4,461
Retained earnings	49,216	45,527
Shareholders' equity attributable to ordinary shareholders of the parent	56,445	54,625
Other equity instruments	12,252	11,172
Total equity excluding non-controlling interests	68,697	65,797
Non-controlling interests	1,064	1,085
Total equity	69,761	66,882

Total equity and liabilities	1,406,513	1,349,514

38

Condensed Consolidated Financial Statements

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
Nine months ended 30.09.21	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2021	4,637	11,172	4,461	45,527	65,797	1,085	66,882
Profit after tax	—	586	—	5,258	5,844	20	5,864
Retirement benefit remeasurements	—	—	—	(74)	(74)	—	(74)
Other	—	—	(1,904)	—	(1,904)	—	(1,904)
Total comprehensive income for the period	—	586	(1,904)	5,184	3,866	20	3,886
Equity settled share schemes	37	—	—	402	439	—	439
Issue and exchange of other equity instruments	—	1,079	—	—	1,079	—	1,079
Other equity instruments coupon paid	—	(586)	—	—	(586)	—	(586)
Vesting of employee share schemes	—	—	(4)	(401)	(405)	—	(405)
Dividends paid	—	—	—	(512)	(512)	(17)	(529)
Repurchase of shares	(132)	—	132	(980)	(980)	—	(980)
Other movements	—	1	2	(4)	(1)	(24)	(25)
Balance as at 30 September 2021	4,542	12,252	2,687	49,216	68,697	1,064	69,761

Three months ended 30.09.21
Balance as at 1 July 2021	4,568	11,167	2,856	48,461	67,052	1,064	68,116
Profit after tax	—	197	—	1,446	1,643	1	1,644
Retirement benefit remeasurements	—	—	—	(177)	(177)	—	(177)
Other	—	—	(201)	—	(201)	—	(201)
Total comprehensive income for the period	—	197	(201)	1,269	1,265	1	1,266
Equity settled share schemes	12	—	—	113	125	—	125
Issue and exchange of other equity instruments	—	1,079	—	—	1,079	—	1,079
Other equity instruments coupon paid	—	(197)	—	—	(197)	—	(197)
Vesting of employee share schemes	—	—	(8)	(4)	(12)	—	(12)
Dividends paid	—	—	—	(339)	(339)	(1)	(340)
Repurchase of shares	(38)	—	38	(280)	(280)	—	(280)
Other movements	—	6	2	(4)	4	—	4
Balance as at 30 September 2021	4,542	12,252	2,687	49,216	68,697	1,064	69,761

	As at 30.09.21	As at 31.12.20
Other reserves	£m	£m
Currency translation reserve	2,808	2,871
Fair value through other comprehensive income reserve	(163)	5
Cash flow hedging reserve	(48)	1,575
Own credit reserve	(1,002)	(954)
Other reserves and treasury shares	1,092	964
Total	2,687	4,461

39

Condensed Consolidated Financial Statements

The Group’s management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.
However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Loans and advances at amortised cost divided by deposits at amortised cost.
Period end allocated tangible equity	Allocated tangible equity is calculated as 13.5% (2020: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Group’s tangible shareholders’ equity and the amounts allocated to businesses.
Average tangible shareholders’ equity	Calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.
Average allocated tangible equity	Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.
Return on average tangible shareholders’ equity	Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The components of the calculation have been included on pages 42 to 44.
Return on average allocated tangible equity	Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity. The components of the calculation have been included on pages 42 to 45.
Cost: income ratio	Total operating expenses divided by total income.
Loan loss rate	Quoted in basis points and represents total annualised impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date. The components of the calculation have been included on page 25. Quoted as zero when credit impairment is a net release.
Net interest margin	Annualised net interest income divided by the sum of average customer assets. The components of the calculation have been included on pages 23 to 24.
Tangible net asset value per share	Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 46.

40

Appendix: Non-IFRS Performance Measures
Returns
Return on average tangible equity is calculated as profit after tax attributable to ordinary equity holders of the parent as a proportion of average tangible equity, excluding non-controlling and other equity interests for businesses. Allocated tangible equity has been calculated as 13.5% (2020: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office average allocated tangible equity represents the difference between the Group’s average tangible shareholders’ equity and the amounts allocated to businesses.

	Profit/(loss) attributable to ordinary equity holders of the parent	Average tangible equity	Return on average tangible equity
Nine months ended 30.09.21	£m	£bn	%
Barclays UK	1,336	9.9	17.9
Corporate and Investment Bank	3,469	28.2	16.4
Consumer, Cards and Payments	492	4.0	16.2
Barclays International	3,961	32.2	16.4
Head Office	(39)	5.0	n/m
Barclays Group	5,258	47.1	14.9

Nine months ended 30.09.20
Barclays UK	165	10.2	2.2
Corporate and Investment Bank	2,141	27.2	10.5
Consumer, Cards and Payments	(362)	4.6	(10.6)
Barclays International	1,779	31.8	7.5
Head Office	(638)	6.5	n/m
Barclays Group	1,306	48.5	3.6

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Appendix: Non-IFRS Performance Measures

	Nine months ended 30.09.21
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Return on average tangible shareholders' equity	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,336	3,469	492	3,961	(39)	5,258

	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	13.5	28.2	4.7	32.9	8.7	55.1
Average goodwill and intangibles	(3.6)	—	(0.7)	(0.7)	(3.7)	(8.0)
Average tangible shareholders' equity	9.9	28.2	4.0	32.2	5.0	47.1

Return on average tangible shareholders' equity	17.9%	16.4%	16.2%	16.4%	n/m	14.9%

	Nine months ended 30.09.20
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Return on average tangible shareholders' equity	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	165	2,141	(362)	1,779	(638)	1,306

	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	13.7	27.2	5.2	32.4	10.5	56.6
Average goodwill and intangibles	(3.5)	—	(0.6)	(0.6)	(4.0)	(8.1)
Average tangible shareholders' equity	10.2	27.2	4.6	31.8	6.5	48.5

Return on average tangible shareholders' equity	2.2%	10.5%	(10.6)%	7.5%	n/m	3.6%

42

Appendix: Non-IFRS Performance Measures

Barclays Group
Return on average tangible shareholders' equity	Q321	Q221	Q121	Q420	Q320	Q220	Q120	Q419
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	1,446	2,108	1,704	220	611	90	605	681

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	56.6	54.4	54.4	55.7	56.4	58.4	55.2	54.5
Average goodwill and intangibles	(8.2)	(7.9)	(7.9)	(8.1)	(8.1)	(8.2)	(8.2)	(8.1)
Average tangible shareholders' equity	48.4	46.5	46.5	47.6	48.3	50.2	47.0	46.4

Return on average tangible shareholders' equity	11.9%	18.1%	14.7%	1.8%	5.1%	0.7%	5.1%	5.9%

Barclays UK
	Q321	Q221	Q121	Q420	Q320	Q220	Q120	Q419
Return on average allocated tangible equity	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	317	721	298	160	113	(123)	175	438

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	13.6	13.5	13.5	13.4	13.7	13.9	13.7	13.8
Average goodwill and intangibles	(3.6)	(3.6)	(3.6)	(3.6)	(3.6)	(3.6)	(3.6)	(3.5)
Average allocated tangible equity	10.0	9.9	9.9	9.8	10.1	10.3	10.1	10.3

Return on average allocated tangible equity	12.7%	29.1%	12.0%	6.5%	4.5%	(4.8)%	6.9%	17.0%

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Appendix: Non-IFRS Performance Measures

Barclays International
	Q321	Q221	Q121	Q420	Q320	Q220	Q120	Q419
Return on average allocated tangible equity	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	1,263	1,267	1,431	441	782	468	529	397

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	32.7	33.0	32.8	31.1	31.2	34.2	31.9	31.9
Average goodwill and intangibles	(0.9)	(0.6)	(0.5)	(0.6)	(0.6)	(0.7)	(0.7)	(1.0)
Average allocated tangible equity	31.8	32.4	32.3	30.5	30.6	33.5	31.2	30.9

Return on average allocated tangible equity	15.9%	15.6%	17.7%	5.8%	10.2%	5.6%	6.8%	5.1%

Corporate and Investment Bank
	Q321	Q221	Q121	Q420	Q320	Q220	Q120	Q419
Return on average allocated tangible equity	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	1,157	1,049	1,263	413	627	694	820	193

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	27.8	28.4	28.2	26.3	26.4	29.1	26.2	25.9
Average goodwill and intangibles	—	—	—	—	—	(0.1)	—	(0.1)
Average allocated tangible equity	27.8	28.4	28.2	26.3	26.4	29.0	26.2	25.8

Return on average allocated tangible equity	16.6%	14.8%	17.9%	6.3%	9.5%	9.6%	12.5%	3.0%

Consumer, Cards and Payments
	Q321	Q221	Q121	Q420	Q320	Q220	Q120	Q419
Return on average allocated tangible equity	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	106	218	168	28	155	(226)	(291)	204

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	4.9	4.6	4.6	4.8	4.8	5.1	5.7	6.0
Average goodwill and intangibles	(0.9)	(0.6)	(0.5)	(0.6)	(0.6)	(0.6)	(0.7)	(0.9)
Average allocated tangible equity	4.0	4.0	4.1	4.2	4.2	4.5	5.0	5.1

Return on average allocated tangible equity	10.5%	21.8%	16.5%	2.7%	14.7%	(20.2)%	(23.5)%	15.9%

44

Appendix: Non-IFRS Performance Measures

Tangible net asset value per share	As at 30.09.21	As at 31.12.20	As at 30.09.20
	£m	£m	£m
Total equity excluding non-controlling interests	68,697	65,797	67,816
Other equity instruments	(12,252)	(11,172)	(12,012)
Shareholders' equity attributable to ordinary shareholders of the parent	56,445	54,625	55,804
Goodwill and intangibles	(8,147)	(7,948)	(8,163)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	48,298	46,677	47,641

	m	m	m
Shares in issue	16,851	17,359	17,353

	p	p	p
Net asset value per share	335	315	322
Tangible net asset value per share	287	269	275

Profit/(loss) attributable to ordinary equity holders of the parent	Q321 YTD	Q320 YTD	Q321	Q221	Q121	Q420	Q320	Q220	Q120	Q419
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	1,336	165	317	721	298	160	113	(123)	175	438
Corporate and Investment Bank	3,469	2,141	1,157	1,049	1,263	413	627	694	820	193
Consumer, Cards and Payments	492	(362)	106	218	168	28	155	(226)	(291)	204
Barclays International	3,961	1,779	1,263	1,267	1,431	441	782	468	529	397
Head Office	(39)	(638)	(134)	120	(25)	(381)	(284)	(255)	(99)	(154)
Barclays Group	5,258	1,306	1,446	2,108	1,704	220	611	90	605	681

	Q321 YTD	Q320 YTD	Q321	Q221	Q121	Q420	Q320	Q220	Q120	Q419
Average equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays UK	13.5	13.7	13.6	13.5	13.5	13.4	13.7	13.9	13.7	13.8
Corporate and Investment Bank	28.2	27.2	27.8	28.4	28.2	26.3	26.4	29.1	26.2	25.9
Consumer, Cards and Payments	4.7	5.2	4.9	4.6	4.6	4.8	4.8	5.1	5.7	6.0
Barclays International	32.9	32.4	32.7	33.0	32.8	31.1	31.2	34.2	31.9	31.9
Head Office	8.7	10.5	10.3	7.9	8.1	11.2	11.5	10.3	9.6	8.8
Barclays Group	55.1	56.6	56.6	54.4	54.4	55.7	56.4	58.4	55.2	54.5

	Q321 YTD	Q320 YTD	Q321	Q221	Q121	Q420	Q320	Q220	Q120	Q419
Return on average equity	%	%	%	%	%	%	%	%	%	%
Barclays UK	13.2	1.6	9.4	21.4	8.8	4.8	3.3	(3.6)	5.1	12.7
Corporate and Investment Bank	16.4	10.5	16.6	14.8	17.9	6.3	9.5	9.5	12.5	3.0
Consumer, Cards and Payments	13.9	(9.3)	8.6	19.0	14.6	2.4	12.9	(17.7)	(20.7)	13.6
Barclays International	16.1	7.3	15.4	15.4	17.4	5.7	10.0	5.5	6.6	5.0
Head Office	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m
Barclays Group	12.7	3.1	10.2	15.5	12.5	1.6	4.3	0.6	4.4	5.0

45

Appendix: Non-IFRS Performance Measures

Results timetable[1]			Date
2021 Full Year Results and Annual Report			23 February 2022

				% Change[3]
Exchange rates[2]	30.09.21	30.06.21	30.09.20	30.06.21	30.09.20
Period end - USD/GBP	1.35	1.38	1.29	(2)%	5%
YTD average - USD/GBP	1.39	1.39	1.27	—	9%
3 month average - USD/GBP	1.38	1.40	1.29	(1)%	7%
Period end - EUR/GBP	1.16	1.17	1.10	(1)%	5%
YTD average - EUR/GBP	1.16	1.15	1.13	1%	3%
3 month average - EUR/GBP	1.17	1.16	1.11	1%	5%

Share price data
Barclays PLC (p)	189.60	171.12	97.61
Barclays PLC number of shares (m)	16,851	16,998	17,353

For further information please contact

Investor relations	Media relations
Chris Manners +44 (0) 20 7773 2136	Tom Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays.

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: 0371 384 2055[4] from the UK or +44 121 415 7004 from overseas.

American Depositary Receipts (ADRs)
Shareowner Services
StockTransfer@equiniti.com
Tel: +1 800 990 1135 (toll free in US and Canada), +1 651 453 2128 (outside the US and Canada)
Shareowner Services, PO Box 64504, St Paul, MN 55164-0504, USA.

Delivery of ADR certificates and overnight mail
Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120, USA.

1Note that these dates are provisional and subject to change.
2The average rates shown above are derived from daily spot rates during the year.
3The change is the impact to GBP reported information.
4Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.

46

Shareholder Information
‘Advanced-Internal Ratings Based (A-IRB)’ See ‘Internal Ratings Based (IRB)’.
‘Acceptances and endorsements’ An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer, for which reimbursement by the customer is normally immediate. Endorsements are to change the payee of a bill of exchange but with no change to the bank’s liability.
‘Additional Tier 1 (AT1) capital’ AT1 capital largely comprises eligible non-common equity capital securities and any related share premium.
‘Additional Tier 1 (AT1) securities’ Non-common equity securities that are eligible as AT1 capital.
‘Advanced Measurement Approach (AMA)’ Under the AMA, banks are allowed to develop their own empirical model to quantify required capital for operational risk. Banks can only use this approach subject to approval from their local regulators.
‘Agencies’ Bonds issued by state and / or government agencies or government-sponsored entities.
‘Agency Mortgage-Backed Securities’ Mortgage-Backed Securities issued by government-sponsored entities.
‘All price risk (APR)’ An estimate of all the material market risks, including rating migration and default for the correlation trading portfolio.
‘American Depository Receipts (ADR)’ A negotiable certificate that represents the ownership of shares in a non-US company (e.g. Barclays) trading in US financial markets.
‘Americas’ Geographic segment comprising the US, Canada and countries where Barclays operates within Latin America.
‘Annual Earnings at Risk (AEaR)’ A measure of the potential change in Net Interest Income (NII) due to an interest rate movement over a one-year period.
‘Annualised cumulative weighted average lifetime PD’ The probability of default over the remaining life of the asset, expressed as an annual rate, reflecting a range of possible economic scenarios.
‘Application scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on available customer data at the point of application for a product.
‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.
‘Asia’ Geographic segment comprising countries where Barclays operates within Asia and the Middle East.
‘Asset Backed Commercial Paper (ABCP)’ Typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.
‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of a Collateralised Debt Obligation (CDO), the referenced pool may be ABS or other classes of assets.
‘Attributable profit’ Profit after tax that is attributable to ordinary equity holders of Barclays adjusted for the after tax amounts of capital securities classified as equity.
‘Average allocated tangible equity’ Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.
‘Average tangible shareholders’ equity’ Calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.
‘Average UK leverage ratio’ As per the PRA rulebook, calculated as the average capital measure based on the last day of each month in the quarter divided by the average exposure measure for the quarter, where the average exposure is based on each day in the quarter.
‘Back testing’ Includes a number of techniques that assess the continued statistical validity of a model by simulating how the model would have predicted recent experience.
‘Bank of England (BoE)’ The central bank of the United Kingdom with devolved responsibility for managing monetary policy and to oversee regulation of the UK’s financial sector. Through the Prudential Regulation Committee, the BoE exercises control over the PRA.
‘Barclays Africa’ or ‘Absa’ or ‘Absa Group Limited’ Barclays Africa Group Limited (now Absa Group Limited), which was previously a subsidiary of the Barclays Group. Following a sell down of shares resulting in a loss of control, the Barclays

47

Glossary of Terms
Group’s shareholding in Absa Group Limited is now classified as a financial asset at fair value through other comprehensive income (FVOCI).
‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by calculating individual LTVs at account level and weighting it by the balances to arrive at the average position. Balance weighted Loan to Value ratio is calculated using the following formula: LTV = ((loan 1 balance x Marked to market (MTM) LTV% for loan 1) + (loan 2 balance x Marked to market (MTM) LTV% for loan 2) + ...) / total outstandings in portfolio.
‘Barclaycard Consumer UK’ The UK Barclaycard business.
‘Barclays’ or ’Barclays Group’ Barclays PLC, together with its subsidiaries.
‘Barclays Bank Group’ Barclays Bank PLC, together with its subsidiaries.
‘Barclays Bank UK Group’ Barclays Bank UK PLC, together with its subsidiaries.
‘Barclays Operating businesses’ The core Barclays businesses operated by Barclays UK (which include the UK Personal Banking; UK Business Banking and the Barclaycard Consumer UK businesses) and Barclays International (the large UK Corporate business; the International Corporate and Private Bank businesses; the Investment Bank; the Barclaycard International business; and Payments).
‘Barclays Execution Services’ or ‘BX’ or ‘Group Service Company’ Barclays Execution Services Limited, the Group services company set up to provide services to Barclays UK and Barclays International to deliver operational continuity.
‘Barclays International’ The segment of Barclays held by Barclays Bank PLC. The division includes the large UK Corporate business; the International Corporate and Private Bank businesses; the Investment Bank; the Barclaycard International business; and Payments.
‘Barclays UK’ The segment of Barclays held by Barclays Bank UK PLC. The division includes the UK Personal Banking; UK Business Banking and the Barclaycard Consumer UK businesses. Following a transfer from Barclays International in Q2 2020, this also includes Barclays Partner Finance (BPF).
‘Basel 3’ The third of the Basel Accords, setting minimum requirements and standards that apply to internationally active banks. Basel 3 is a set of measures developed by the Basel Committee on Banking Supervision aiming to strengthen the regulation, supervision and risk management of banks.
‘Basel Committee on Banking Supervision (BCBS)’ or ‘The Basel Committee’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its 45 members are officials from central banks or prudential supervisors from 28 jurisdictions.
‘Basic Indicator Approach (BIA)’ Under the BIA, banks are required to hold regulatory capital for operational risk equal to 15% of the annual average, calculated over a rolling three-year period, of the relevant income indicator for the bank as whole.
‘Basis point(s)’ or ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used in quoting movements in interest rates, yields on securities and for other purposes.
‘Basis risk’ Index/tenor risk, that arises when floating rate products are linked to different interest rate indices, which are imperfectly correlated, especially under stressed market conditions.
‘Behavioural scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on existing customer data derived from account usage.
‘Book quality’ In the context of the Capital Risk section of the Barclays PLC Annual Report, changes in RWAs caused by factors such as underlying customer behaviour or demographics leading to changes in risk profile.
‘Book size’ In the context of the Capital Risk section of the Barclays PLC Annual Report, changes in RWAs driven by business activity, including net originations or repayments.
‘Bounce Back Loan Scheme (BBLS)’ A UK Government (British Business Bank) backed loan scheme which allowed small and medium-sized businesses to borrow between £2,000 and £50,000. The UK Government guarantees 100% of the loan and pays the first 12 months of interest on behalf of the borrowers, subject to terms and conditions.
‘Business Banking’ Business Banking in Barclays UK offers specialist advice, products and services to small and medium enterprises in the UK.
‘Business scenario stresses’ Multi asset scenario analysis of extreme, but plausible events that may impact the market risk exposures of the Investment Bank.
‘Buy to let mortgage’ A mortgage where the intention of the customer is to let the property at origination.

48

Glossary of Terms
‘Capital Conservation Buffer (CCB)’ A capital buffer of 2.5% of a bank’s total exposures that needs to be met with an additional amount of Common Equity Tier 1 capital above the 4.5% minimum requirement for Common Equity Tier 1 set out in CRR. Its objective is to conserve a bank’s capital by ensuring that banks build up surplus capital outside periods of stress which can be drawn down if losses are incurred.
‘Capital ratios’ Key financial ratios measuring the bank's capital adequacy or financial strength expressed as a percentage of RWAs.
‘Capital Requirements Directive (CRD)’ Directive 2013/36/EU, a component of the CRD IV package which accompanies the Capital Requirements Regulation and sets out macroprudential standards including the countercyclical capital buffer and capital buffers for systemically important institutions. Directive (EU) 2019/878, published as part of the EU Risk Reduction Measure package amends CRD. These amendments entered into force from 27 June 2019, with EU member states required to adopt the measures within the Directive by 28 December 2020. CRD forms part of UK law pursuant to the European Union (Withdrawal) Act 2018, as amended and is subject to the temporary transitional powers available to UK regulators to delay or phase-in on-shoring changes to UK regulatory requirements arising at the end of the transition period until 31 March 2022.
‘Capital Requirements Regulation (CRR)’ Regulation (EU) No 575/2013, a component of the CRD IV package which accompanies the Capital Requirements Directive and sets out detailed rules for capital eligibility, the calculation of RWAs, the measurement of leverage, the management of large exposures and minimum standards for liquidity. Between 27 June 2019 and 28 June 2023, this regulation will be amended in line with the requirements of amending Regulation (EU) 2019/876 (CRR II). CRR, as amended by CRR II, forms part of UK law pursuant to the European Union (Withdrawal) Act 2018, as amended and is subject to the temporary transitional powers available to UK regulators to delay or phase-in on-shoring changes to UK regulatory requirements arising at the end of the transition period until 31 March 2022.
‘Capital Requirements Regulation II (CRR II)’ Regulation (EU) 2019/876, amending Regulation (EU) No 575/2013 (CRR). This is a component of the EU Risk Reduction Measure package. The requirements set out in CRR II will be introduced between 27 June 2019 and 28 June 2023. CRR, as amended by CRR II, forms part of UK law pursuant to the European Union (Withdrawal) Act 2018, as amended and is subject to the temporary transitional powers available to UK regulators to delay or phase-in on-shoring changes to UK regulatory requirements arising at the end of the transition period until 31 March 2022.
‘Capital requirements on the underlying exposures (KIRB)’ An approach available to banks when calculating RWAs for securitisation exposures. This is based upon the RWA amounts that would be calculated under the IRB approach for the underlying pool of securitised exposures in the program, had such exposures not been securitised.
‘Capital resources’ Common Equity Tier 1, Additional Tier 1 capital and Tier 2 capital that are eligible to satisfy capital requirements under CRD. Referred to as ‘own funds’ within EU regulatory texts.
‘Capital risk’ The risk that the Barclays Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the Barclays Group’s pension plans.
‘Central Counterparty’ or ‘Central Clearing Counterparties (CCPs)’ A clearing house mediating between the buyer and the seller in a financial transaction, such as a derivative contract or repurchase agreement (repo). Where a central counterparty is used, a single bi-lateral contract between the buyer and seller is replaced with two contracts, one between the buyer and the CCP and one between the CCP and the seller. The use of CCPs allows for greater oversight and improved credit risk mitigation in over-the-counter (OTC) markets.
‘Charge-off’ In the retail segment this refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. This is normally when six payments are in arrears.
‘Client Assets’ Assets managed or administered by the Barclays Group on behalf of clients including assets under management (AUM), custody assets, assets under administration and client deposits.
‘Climate risk’ The impact on Financial and Operational Risks arising from climate change through, physical risks, risks associated with transitioning to a lower carbon economy and connected risks arising as a result of second order impacts of these two drivers on portfolios.

–Physical risks: Physical risks resulting from a changing climate can be event driven (acute risks), including increased severity of extreme weather events such as cyclones, hurricanes and flood. Longer term shifts in climate patterns (chronic risks) arise from sustained higher temperatures that may cause rises in sea levels, rising mean temperatures and more severe weather events. These changes are likely to lead to risks for sovereigns, business models and supply chains.

–Transition risks: The transition to a lower carbon economy will involve significant rapid policy, regulatory and legal changes, as evolving technology and markets adapt to a changing climate and associated impacts. These changes will lead to risks for sovereigns, business models and supply chains.

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Glossary of Terms

–Connected risks: The second-order risks arising from physical or transition risk impacts. Connected risk is diverse, impacting customer and wholesale portfolios.

‘CLOs and Other insured assets’ Highly rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with Credit Support Annex (CSA) protection.
‘Collateralised Debt Obligation (CDO)’ A security issued by a third party which references Asset Backed Securities and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.
‘Collateralised Loan Obligation (CLO)’ A security backed by repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches).
‘Collateralised Mortgage Obligation (CMO)’ A security backed by mortgages. A special purpose entity receives income from the mortgages and passes them on to investors in the security.
‘Combined Buffer Requirement (CBR)’ In the context of the CRD capital obligations, the total Common Equity Tier 1 capital required to meet the combined requirements of the Capital Conservation Buffer, the GSII Buffer, the counter-cyclical buffer, and the OSII buffer if applicable to a firm.
‘Commercial paper (CP)’ Short-term notes issued by entities, including banks, for funding purposes.
‘Commercial real estate (CRE)’ Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, industrial properties and other similar properties. Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit Risk section, the UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.
‘Commissions and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term Incentive Plan awards.
‘Committee of Sponsoring Organisations of the Treadway Commission Framework (COSO)’ A joint initiative of five private sector organisations dedicated to the development of frameworks and providing guidance on enterprise risk management, internal control and fraud deterrence.
‘Commodity derivatives’ Exchange traded and over-the-counter (OTC) derivatives based on an underlying commodity (e.g. metals, precious metals, oil and oil related products, power and natural gas).
‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities (e.g. Brent vs. WTI crude prices).
‘Common Equity Tier 1 (CET1) capital’ The highest quality form of regulatory capital under CRR that comprises common shares issued and related share premium, retained earnings and other reserves, less specified regulatory adjustments.
‘Common Equity Tier 1 (CET1) ratio’ A measure of Common Equity Tier 1 capital expressed as a percentage of RWAs.
‘Compensation: income ratio’ The ratio of compensation expense over total income. Compensation represents total staff costs less non-compensation items consisting of outsourcing, staff training, redundancy costs and retirement costs.
‘Comprehensive Capital Analysis and Review (CCAR)’ An annual exercise, required by and evaluated by the Federal Reserve, through which the largest bank holding companies operating in the US assess whether they have sufficient capital to continue operations through periods of economic and financial stress and have robust capital-planning processes that account for their unique risks.
‘Comprehensive Risk Capital Charge (CRCC)’ An estimate of all the material market risks, including rating migration and default for the correlation trading portfolio.
‘Comprehensive Risk Measure (CRM)’ An estimate of all the material market risks, including rating migration and default for the correlation trading portfolio. Also referred to as All Price Risk (APR) and Comprehensive Risk Capital Charge (CRCC).
‘Conduct risk’ The risk of detriment to customers, clients, market integrity, competition or Barclays from the inappropriate supply of financial services, including instances of wilful or negligent misconduct.
‘Constant Currency Basis’ Excluding the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods.
‘Consumer, Cards and Payments (CC&P)’ International Cards and Consumer Bank (including Barclays US Consumer Bank and Barclaycard Germany), Unified Payments (including merchant acquiring and commercial payments) and Private Bank.

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Glossary of Terms
‘Contingent Capital Notes (CCNs)’ Interest bearing debt securities issued by the Barclays Group or its subsidiaries that are either permanently written off or converted into an equity instrument from the issuer's perspective in the event of the Common Equity Tier 1 (CET1) ratio of the relevant Barclays Group entity falling below a specific level, or at the direction of regulators.
‘Conversion Trigger’ Used in the context of Contingent Capital Notes and AT1 securities. A capital adequacy trigger event occurs when the CET1 ratio of the bank falls below a certain level (the trigger) as defined in the Terms & Conditions of the instruments issued. See ‘Contingent Capital Notes (CCNs)’.
‘Coronavirus Business Interruption Loan Scheme (CBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based small and medium-sized businesses (turnover of up to £45 million) adversely impacted by COVID-19. The CBILS scheme provided loans up to £5 million which are backed by an 80% UK Government (BBB) guarantee. The UK Government will pay interest and fees for the first 12 months on behalf of the borrowers, subject to terms and conditions.
Coronavirus Large Business Interruption Loan Scheme (CLBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based medium-sized businesses (turnover above £45 million, but with no access to CCFF) adversely impacted by COVID-19. The CLBILS scheme provided loans of up to £200 million which are backed by an 80% UK Government (BBB) guarantee.
‘Corporate and Investment Bank (CIB)’ Barclays Corporate and Investment Bank businesses which form part of Barclays International.
‘Correlation risk’ Refers to the change in marked to market value of a security when the correlation between the underlying assets changes over time.
‘Cost of Equity’ The rate of return targeted by the equity holders of a company.
‘Cost: income jaws’ Relationship of the percentage change movement in operating expenses relative to total income.
‘Cost: income ratio’ Total operating expenses divided by total income.
‘Countercyclical Capital Buffer (CCyB)’ An additional buffer introduced as part of the CRD IV package that requires banks to have an additional cushion of CET 1 capital with which to absorb potential losses, enhancing their resilience and contributing to a stable financial system.
‘Countercyclical leverage ratio buffer (CCLB)’ A macroprudential buffer that has applied to specific PRA regulated institutions since 2018 and is calculated at 35% of any risk weighted countercyclical capital buffer set by the Financial Policy Committee (FPC). The CCLB applies in addition to the minimum of 3.25% and any G-SII additional leverage ratio buffer that applies.
‘Counterparty credit risk (CCR)’ The risk that a counterparty to a transaction could default before the final settlement of a transaction’s cash flows. In the context of RWAs, a component of RWAs that represents the risk of loss from derivatives, repurchase agreements and similar transactions as a result of the default of the counterparty.
‘Coverage ratio’ This represents the percentage of impairment allowance reserve against the gross exposure.
‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.
‘Covid Corporate Finance Facility (CCFF)’: Bank of England (BOE) scheme to support liquidity among larger investment grade firms which make a material UK contribution, helping to bridge coronavirus disruption to their cash flows. The Bank of England provided liquidity by purchasing short-term debt in the form of commercial paper from corporates. Barclays acts as dealer.
‘CRD IV’ The Fourth Capital Requirements Directive, comprising an EU Directive and an accompanying Regulation (CRR) that together prescribe EU capital adequacy and liquidity requirements, and which implements Basel 3 in the European Union.
‘CRD V’ The Fifth Capital Requirements Directive, comprising an EU amending Directive and an accompanying amending Regulation (CRR II) that together prescribe EU capital adequacy and liquidity requirements, and which implements enhanced Basel 3 proposals in the European Union.
‘Credit conversion factor (CCF)’ A factor used to estimate the risk from off-balance sheet commitments for the purpose of calculating the total Exposure at Default (EAD) used to calculate RWAs.
‘Credit default swaps (CDS)’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.
‘Credit derivatives (CDs)’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.

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Glossary of Terms
‘Credit impairment charges’ Also known as ‘credit impairment’. Impairment charges on loans and advances to customers and banks and impairment charges on fair value through other comprehensive income assets and reverse repurchase agreements.
‘Credit market exposures’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances, and available for sale and other assets.
‘Credit quality step’ In the context of the Standardised Approach to calculating credit risk RWAs, a “credit quality assessment scale” maps the credit assessments of a recognised credit rating agency or export credit agency to credit quality steps that determine the risk weight to be applied to an exposure.
‘Credit rating’ An evaluation of the creditworthiness of an entity seeking to enter into a credit agreement.
‘Credit risk’ The risk of loss to Barclays from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to Barclays, including the whole and timely payment of principal, interest, collateral and other receivables. In the context of RWAs, it is the component of RWAs that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.
‘Credit risk mitigation’ A range of techniques and strategies to actively mitigate credit risks to which the bank is exposed. These can be broadly divided into three types: collateral, netting and set-off, and risk transfer.
‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.
‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform on contractual agreements.
‘CRR leverage exposure’ Calculated in accordance with Article 429 of the CRR.
‘CRR leverage ratio’ Calculated using the CRR definition of “Tier 1 capital” for the numerator and the CRR definition of “leverage exposure” as the denominator.
‘Customer assets’ Represents loans and advances to customers. Average balances are calculated as the sum of all daily balances for the year to date divided by number of days in the year to date.
‘Customer deposits’ In the context of the Liquidity Risk section, money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Barclays Group’s balance sheet under “deposits at amortised cost”.
‘Customer liabilities’ See ‘Customer deposits’.
‘Daily Value at Risk (DVaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a specified confidence level.
‘DBRS’ A credit rating agency.
‘Debit Valuation Adjustment (DVA)’ The opposite of Credit Valuation Adjustment (CVA). It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Barclays Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Barclays Group due to any failure to perform on contractual obligations. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Barclays Group default or not perform any contractual obligations.
‘Debt buybacks’ Purchases of the Barclays Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.
‘Debt securities in issue’ Transferable securities evidencing indebtedness of the Barclays Group. These are liabilities of the Barclays Group and include certificates of deposit and commercial paper.
‘Default grades’ The Barclays Group classifies ranges of default probabilities into a set of 21 intervals called default grades, in order to distinguish differences in the probability of default risk.
‘Default fund contributions’ The amount of contribution made by members of a central counterparty (CCP). All members are required to contribute to this fund in advance of using a CCP. The default fund can be used by the CCP to cover losses incurred by the CCP where losses are greater than the margins provided by a defaulting member.
‘Derivatives netting’ Adjustments applied across asset and liability mark-to-market derivative positions pursuant to legally enforceable bilateral netting agreements and eligible cash collateral received in derivative transactions that meet the requirements of BCBS 270 (Basel III leverage ratio framework and disclosure requirements).

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Glossary of Terms
‘Diversification effect’ Reflects the fact the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class DVaR estimates less the total DVaR.
‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.
‘Domestic Liquidity Sub-Group Arrangement (DoLSub)’ An intra-group capital and liquidity support agreement that secures certain regulatory permissions authorised by the Prudential Regulation Authority (PRA).
‘Economic Value of Equity (EVE)’ A measure of the potential change in value of expected future cash flows due to an adverse interest rate movement, based on existing balance sheet run-off profile.
'Effective Expected Positive Exposure (EEPE)' The weighted average over time of effective expected exposure. The weights are the proportion that an individual exposure represents of the entire exposure horizon time interval.
‘Effective interest rate (EIR)’ As defined in IFRS 9 Financial Instruments, effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset or to the amortised cost of a financial liability.
‘Eligible liabilities’ Liabilities and capital instruments that are eligible to meet MREL that do not already qualify as own funds.
‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.
‘Enterprise Risk Management Framework (ERMF)’ The Barclays Group’s risk management responsibilities are laid out in the Enterprise Risk Management Framework, which describes how Barclays identifies and manages risk. The framework identifies the principal risks faced by the Barclays Group; sets out risk appetite requirements; sets out roles and responsibilities for risk management; and sets out risk committee structure.
‘Equities’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing
‘Equity and stock index derivatives’ Derivatives whose value is derived from equity securities. This category includes equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). The Barclays Group also enters into fund-linked derivatives, being swaps and options whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios. An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date.
‘Equity risk’ In the context of trading book capital requirements, the risk of change in market value of an equity investment.
‘Equity structural hedge’ An interest rate hedge in place to reduce earnings volatility of the overnight / short term equity investment and to smooth the income over a medium/long term.
‘EU Risk Reduction Measure package’ A collection of amending Regulations and Directives that update core EU regulatory texts and which came into force on 27 June 2019.
‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the European interbank market.
‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU (excluding the UK), Northern Continental and Eastern Europe.
‘European Banking Authority (EBA)’ The European Banking Authority (EBA) is an independent EU Authority which works to ensure effective and consistent prudential regulation and supervision across the European banking sector. Its overall objectives are to maintain financial stability in the EU and to safeguard the integrity, efficiency and orderly functioning of the banking sector.
‘European Securities and Markets Authority (ESMA)’ An independent European Supervisory Authority with the remit of enhancing the protection of investors and reinforcing stable and well-functioning financial markets in the European Union.
‘Eurozone’ Represents the 19 European Union countries that have adopted the Euro as their common currency. The 19 countries are Austria, Belgium, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain.
‘Expected Credit Losses (ECL)’ A present value measure of the credit losses expected to result from default events that may occur during a specified period of time. ECLs must reflect the present value of cash shortfalls, and the unbiased and probability weighted assessment of a range of outcomes.
‘Expected Losses’ A regulatory measure of anticipated losses for exposures captured under an internal ratings based credit risk approach for capital adequacy calculations. It is measured as the Barclays Group's modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one-year time horizon.

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Glossary of Terms
’Expert lender models’ Models of risk measures that are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in depth experience of the specific customer type being modelled.
‘Exposure’ Generally refers to positions or actions taken by a bank, or consequences thereof, that may put a certain amount of a bank’s resources at risk.
‘Exposure at Default (EAD)’ The estimation of the extent to which the Barclays Group may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.
‘External Credit Assessment Institutions (ECAI)’ Institutions whose credit assessments may be used by credit institutions for the determination of risk weight exposures according to CRR.
‘External ratings based approach / internal assessment approach (Sec ERBA / IAA)’ Under the SEC-ERBA approach, regulatory capital is assigned to securitisation tranches on the basis of their external credit rating. SEC-ERBA approach can also be used for unrated ABCP exposures where the institution has the regulatory permission to use the Internal Assessment approach (IAA) to assign a credit rating to the unrated ABCP exposure.
‘Federal Housing Finance Agency (FHFA)’ An independent federal agency in the United States that oversees the secondary mortgage market and regulates Fannie Mae and Freddie Mac, as well as 11 Federal Home Loan banks. The FHFA also sets the Housing Price Index (HPI) in the United States.
‘Federal Reserve Board (FRB)’ The Board of Governors of the Federal Reserve System, commonly known as the Federal Reserve Board, is responsible for- amongst other things – setting monetary policy in the US.
'FICC' Represents Macro (including rates and currency), Credit and Securitised products.
'Financial Policy Committee (FPC)' The Bank of England’s Financial Policy Committee identifies, monitors and takes action to remove or reduce systemic risks with a view to protecting and enhancing the resilience of the UK financial system. The FPC also has a secondary objective to support the economic policy of the UK Government.
'Foundation Internal Ratings Based (F-IRB)’ See ‘Internal Ratings Based (IRB)’.
‘Financial Conduct Authority (FCA)’ The statutory body responsible for conduct of business regulation and supervision of UK authorised firms. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.
‘Financial Services Compensation Scheme (FSCS)’ The UK’s fund for compensation of authorised financial services firms that are unable to pay claims.
‘Financial collateral comprehensive method (FCCM)’ A counterparty credit risk exposure calculation approach which applies volatility adjustments to the market value of exposure and collateral when calculating RWA values.
‘Financial Stability Board (FSB)’ An international body that monitors and makes recommendations about the global financial system. It promotes international financial stability by coordinating national financial authorities and international standard-setting bodies as they work toward developing strong regulatory, supervisory and other financial sector policies. It fosters a level playing field by encouraging coherent implementation of these policies across sectors and jurisdictions.
‘Fitch’ A credit rating agency.
‘Forbearance Programmes’ Forbearance programmes to assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.
‘Foreclosures in Progress’ The process by which the bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property subject to local law and recover amounts it is owed.
‘Foreign exchange derivatives’ The Barclays Group’s principal exchange rate-related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. Currency swaps generally involve the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.
‘Foreign exchange risk’ In the context of DVaR, the impact of changes in foreign exchange rates and volatilities.

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Glossary of Terms
‘Full time equivalent’ Full time equivalent units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).
‘Fully loaded’ When a measure is presented or described as being on a fully loaded basis, it is calculated without applying the transitional provisions set out in Part Ten of CRR.
‘Funded credit protection’ A technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the right of that institution, in the event of the default of the counterparty or on the occurrence of other specified credit events relating to the counterparty, to liquidate, or to obtain transfer or appropriation of, or to retain certain assets or amounts, or to reduce the amount of the exposure to, or to replace it with, the amount of the difference between the amount of the exposure and the amount of a claim on the institution.
‘Gains on acquisitions’ The amount by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.
‘General Data Protection Regulation (GDPR)’ GDPR (Regulation (EU) 2016/679) is a regulation by which the European Parliament, the Council of the European Union and the European Commission intend to strengthen and unify data protection for all individuals within the European Union. GDPR forms part of UK law pursuant to the European Union (Withdrawal) Act 2018, as amended.
‘General market risk’ The risk of a price change in a financial instrument due to a change in the level of interest rates or owing to a broad equity market movement unrelated to any specific attributes of individual securities.
‘Global-Systemically Important Banks (G-SIBs or G-SIIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board and the Basel Committee on Banking Supervision publish a list of global systemically important banks.
‘G-SII additional leverage ratio buffer (G-SII ALRB)’ A macroprudential buffer that applies to G-SIBs and other major domestic UK banks and building societies, including banks that are subject to ring-fencing requirements. The G-SII ALRB will be calibrated as 35% (on a phased basis) of the combined buffers that apply to the bank.
‘GSII Buffer’ Common Equity Tier 1 capital required to be held under CRD to ensure that G-SIBs build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.
’Grandfathering’ In the context of capital resources, the phasing in of the application of instrument eligibility rules which allows CRR and CRR II non-compliant capital instruments to be included in regulatory capital subject to certain thresholds which decrease over the transitional period.
‘Gross charge-off rates’ Represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.
‘Gross Domestic Product (GDP)’ Measures the total value of goods and services produced in a country within a specific time period.
‘Gross write-off rates’ Expressed as a percentage and represent balances written off in the reporting period divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Gross new lending’ New lending advanced to customers during the period.
‘Guarantee’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.
‘Head Office’ Comprises head office, Barclays Services FTE and legacy businesses.
‘High-Net-Worth’ Businesses within Barclays UK and Barclays International that provide banking and other services to high net worth customers.
‘High quality liquidity assets (HQLA)’ It comprises eligible and unencumbered cash or assets that can be converted into cash at little or no loss of value in private markets, to meet liquidity needs arising from a liquidity stress scenario or event. Please refer to ‘Level 1 assets’ and ‘Level 2 assets’.
‘High Risk’ In retail banking, ‘High Risk’ is defined as the subset of up-to-date customers who, either through an event or observed behaviour exhibit potential financial difficulty. Where appropriate, these customers are proactively contacted to assess whether assistance is required.
‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

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Glossary of Terms
‘IHC’ or ‘US IHC’ Barclays US LLC, the intermediate holding company established by Barclays in July 2016, which holds most of Barclays’ subsidiaries and assets in the US.
'Internal Model Approach (IMA)’ In the context of RWAs, RWAs for which the exposure amount has been derived via the use of a PRA approved internal market risk model.
'Internal Model Method (IMM)’ In the context of RWAs, RWAs for which the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.
‘Identified Impairment (II)’ Specific impairment allowances for financial assets, individually estimated.
‘IFRS 9 transitional arrangements’ Following the application of IFRS 9 as of 1 January 2018, Article 473a of CRR permits institutions to phase-in the impact on capital and leverage ratios of the impairment requirements under the new accounting standard.
‘Impairment Allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for expected losses in the lending book. An impairment allowance may either be identified or unidentified and individual or collective.
‘Income’ Total income, unless otherwise specified.
‘Incremental Risk Charge (IRC)’ An estimate of the incremental risk arising from rating migrations and defaults for traded debt instruments beyond what is already captured in specific market risk VaR for the non-correlation trading portfolio.
‘Independent Validation Unit (IVU)’ The function within the bank responsible for independent review, challenge and approval of all models.
‘Individual liquidity guidance (ILG)’ Guidance given to a bank about the amount, quality and funding profile of liquidity resources that the PRA has asked the bank to maintain.
‘Inflation risk’ In the context of DVaR, the impact of changes in inflation rates and volatilities on cash instruments and derivatives.
‘Insurance Risk’ The risk of the Barclays Group’s aggregate insurance premiums received from policyholders under a portfolio of insurance contracts being inadequate to cover the claims arising from those policies.
‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.
‘Interest-only home loans’ Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal within the terms of their agreement. The customer is responsible for repaying the entire outstanding principal on maturity, which may require the sale of the mortgaged property.
‘Interest rate derivatives’ Derivatives linked to interest rates. This category includes interest rate swaps, collars, floors options and swaptions. An interest rate swap is an agreement between two parties to exchange fixed rate and floating rate interest by means of periodic payments based upon a notional principal amount and the interest rates defined in the contract. Certain agreements combine interest rate and foreign currency swap transactions, which may or may not include the exchange of principal amounts. A basis swap is a form of interest rate swap, in which both parties exchange interest payments based on floating rates, where the floating rates are based upon different underlying reference indices. In a forward rate agreement, two parties agree a future settlement of the difference between an agreed rate and a future interest rate, applied to a notional principal amount. The settlement, which generally occurs at the start of the contract period, is the discounted present value of the payment that would otherwise be made at the end of that period.
‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Barclays Group’s Net Interest Margin. In the context of the calculation of market risk DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.
‘Interest rate risk in the banking book (IRRBB)’ The risk that the Barclays Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.
‘Internal Assessment Approach (IAA)’ One of three types of calculation that a bank with permission to use the Internal Ratings Based (IRB) approach may apply to securitisation exposures. It consists of mapping a bank's internal rating methodology for credit exposures to those of an External Credit Assessment Institution (ECAI) to determine the appropriate risk weight based on the ratings based approach. Its applicability is limited to ABCP programmes related to liquidity facilities and credit enhancement.
‘Internal Capital Adequacy Assessment Process (ICAAP)’ It describes how the Group identifies, manages and qualifies the risks it is exposed to, in pursuit of its business strategy. It assesses whether the quality and quantity of capital is available to absorb capital losses for the risks the firm undertakes. The capital adequacy is assessed on a point of time basis and on a forward looking basis taking into account baseline and stressed economic capital conditions.
‘Internal Ratings Based (IRB)’ An approach under the CRR framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:

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Glossary of Terms
–Advanced IRB (A-IRB): the bank uses its own estimates of Probability of Default (PD), Loss Given Default (LGD) and credit conversion factor to model a given risk exposure.
–Foundation IRB (F-IRB): the bank applies its own PD as for Advanced, but it uses standard parameters for the LGD and the credit conversion factor. The Foundation IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under standardised or A-IRB.
‘Internal Ratings Based approach (SEC-IRBA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under this method, an institution must be able to model regulatory capital requirements for underlying exposures in the securitisation as if these had not been securitised (‘KIRB’), subject to certain other inputs and criteria.
‘Investment Bank’ The Barclays Group’s investment bank which consists of origination led and returns focused Global Markets and Investment Banking businesses, which forms part of the Corporate and Investment Bank segment of Barclays International.
‘Investment Banking Fees’ In the context of Investment Bank analysis of Total Income, fees generated from origination activity businesses – including financial advisory, debt and equity underwriting.
‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external credit rating agencies.
‘ISDA Master Agreement’ The most commonly used master contract for OTC derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definitions booklets, and a credit support annex. The ISDA Master Agreement is published by the International Swaps and Derivatives Association, commonly known as “ISDA”.
‘Key Risk Scenarios (KRS)’ Key Risk Scenarios are a summary of the extreme potential risk exposure for each Key Risk in each business and function, including an assessment of the potential frequency of risk events, the average size of losses and three extreme scenarios. The Key Risk Scenario assessments are a key input to the Advanced Measurement Approach calculation of regulatory and economic capital requirements.
‘Large exposure’ A large exposure is defined as the total exposure of a bank to a counterparty or group of connected clients, whether in the banking book or trading book or both, which in aggregate equals or exceeds 10% of the bank's eligible capital.
‘Legal risk’ The risk of loss or imposition of penalties, damages or fines from the failure of the Barclays Group to meet its legal obligations including regulatory or contractual requirements.
‘Lending’ In the context of Investment Bank analysis of Total Income, lending income includes Net Interest Income (NII), gains or losses on loan sale activity, and risk management activity relating to the loan portfolio.
‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be made on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.
‘Level 1 assets’ High quality liquid assets under the Basel Committee’s Liquidity Coverage Ratio (LCR), including cash, central bank reserves and higher quality government securities.
‘Level 2 assets’ High quality liquid assets under the Basel Committee’s Liquidity Coverage Ratio (LCR), Level 2A assets, including, e.g. lower quality government securities, covered bonds and corporate debt securities, and Level 2B assets, including, e.g. lower rated corporate bonds, residential mortgage backed securities and equities that meet certain conditions.
‘Lifetime expected credit losses’ An assessment of expected losses associated with default events that may occur during the life of an exposure, reflecting the present value of cash shortfalls over the remaining expected life of the asset.
‘Lifetime Probability’ The likelihood of accounts entering default during the expected remaining life of the asset.
‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include, e.g. cash and claims on central governments and central banks.
‘Liquidity Pool’ The Barclays Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Barclays Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.

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‘Liquidity Risk’ The risk that the Barclays Group is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.
‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Barclays Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.
‘Liquidity Risk Management Framework (the Liquidity Framework)’ The Liquidity Risk Management Framework, which is sanctioned by the Board Risk Committee, incorporates liquidity policies, systems and controls that the Barclays Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies.
‘Litigation and conduct charges’ or ‘Litigation and conduct’ Litigation and conduct charges include regulatory fines, litigation settlements and conduct-related customer redress.
‘Loan loss rate’ Quoted in basis points and represents total impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Loan to deposit ratio’ or ‘Loan: deposit ratio’ Loans and advances at amortised costs divided by deposits at amortised cost.
‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio. Also see ‘Marked to market (MTM) LTV ratio’.
‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the London interbank market.
‘Loss Given Default (LGD)’ The percentage of Exposure at Default (EAD) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.
‘Management VaR’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level, if current positions were to be held unchanged for predefined period. Corporate and Investment Bank uses Management VaR with a two-year equally weighted historical period, at a 95% confidence level, with a one day holding period.
‘Mandatory break clause’ In the context of counterparty credit risk, a contract clause that means a trade will be ended on a particular date.
‘Marked to market approach’ A counterparty credit risk exposure calculation approach which uses the current marked to market value of derivative positions as well as a potential future exposure add-on to calculate an exposure to which a risk weight can be applied. This is also known as the Current Exposure Method.
‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan. Also see ‘Balance weighted Loan to Value (LTV) ratio’ and ‘Valuation weighted Loan to Value (LTV) ratio.’
‘Market risk’ The risk of loss arising from potential adverse changes in the value of the Barclays Group’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.
‘Master netting agreement’ An agreement that provides for a single net settlement of all financial instruments and collateral covered by the agreement in the event of the counterparty’s default or bankruptcy or insolvency, resulting in a reduced exposure.
‘Master trust securitisation programme’ A securitisation structure where a trust is set up for the purpose of acquiring a pool of receivables. The trust issues multiple series of securities backed by these receivables.
‘Material Risk Takers (MRTs)’ Categories of staff whose professional activities have or are deemed to have a material impact on Barclays’ risk profile, as determined in accordance with the European Banking Authority regulatory technical standard on the identification of such staff.
‘Maximum Distributable Amount (MDA)’ The MDA is a factor representing the available distributable profit whilst remaining in excess of its combined buffer requirement. CRD IV places restrictions on a bank’s dividend decisions depending on its proximity to meeting the buffer.
‘Medium-Term Notes’ Corporate notes (or debt securities) continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from nine months to 30 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.
‘Methodology and policy’ In the context of the Capital Risk section of the Barclays PLC Annual Report, the effect on RWAs of methodology changes driven by regulatory policy changes.

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‘MiFID II’ The Markets in Financial Instruments Directive 2004/39/EC (known as "MiFID I”) as subsequently amended to MiFID II is a European Union law that provides harmonised regulation for investment services across the member states of the European Economic Area.
‘Minimum requirement for own funds and eligible liabilities (MREL)’ A European Union wide requirement under the Bank Recovery and Resolution Directive for all European banks and investment banks to hold a minimum level of equity and/or loss absorbing eligible liabilities to ensure the operation of the bail-in tool to absorb losses and recapitalise an institution in resolution. An institution’s MREL requirement is set by its resolution authority. Amendments in the EU Risk Reduction Measure package are designed to align MREL and TLAC for EU G-SIBs.
‘Model risk’ The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.
‘Model updates’ In the context of the Capital Risk section of the Barclays PLC Annual Report, changes in RWAs caused by model implementation, changes in model scope or any changes required to address model malfunctions.
‘Model validation’ Process through which models are independently challenged, tested and verified to prove that they have been built, implemented and used correctly, and that they continue to be fit-for-purpose.
‘ModelledVaR’ In the context of RWAs, market risk calculated using Value at Risk models laid down by the CRR and supervised by the PRA.
‘Money market funds’ Investment funds typically invested in short-term debt securities.
‘Monoline derivatives’ Derivatives with a monoline insurer such as credit default swaps referencing the underlying exposures held.
‘Moody’s’ A credit rating agency.
‘Mortgage Servicing Rights (MSR)’ A contractual agreement in which the right to service an existing mortgage is sold by the original lender to another party that specialises in the various functions involved with servicing mortgages.
‘Multilateral development banks’ Financial institutions created for the purposes of development, where membership transcends national boundaries.
‘National discretion’ Discretions in CRD given to member states to allow the local regulator additional powers in the application of certain CRD rules in its jurisdiction.
‘Net asset value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, by the number of issued ordinary shares.
‘Net Interest Income (NII)’ The difference between interest income on assets and interest expense on liabilities.
‘Net Interest Margin (NIM)’ Net interest Income (NII) divided by the sum of average customer assets.
‘Net investment income’ Changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.
‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one-year time horizon, assuming a stressed scenario. The ratio is required to be over 100%. Available stable funding would include such items as equity capital, preferred stock with a maturity of over one year, or liabilities with a maturity of over one year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated required stable funding factor.
‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-making and customer business, together with interest, dividends and funding costs relating to trading activities.
‘Net write-off rate’ Expressed as a percentage and represents balances written off in the reporting period less any post write-off recoveries divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Net written credit protection’ In the context of leverage exposure, the net notional value of credit derivatives protection sold and credit derivatives protection bought.
‘New bookings’ The total of the original balance on accounts opened in the reporting period, including any applicable fees and charges included in the loan amount.
‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds; US agency bonds; corporate bonds; commercial paper; certificates of deposit; convertible bonds; corporate bonds and issued notes.
‘Non-Model Method (NMM)’ In the context of RWAs, counterparty credit risk, RWAs where the exposure amount has been derived through the use of CRR norms, as opposed to an internal model.
‘Non-Traded Market Risk’ The risk that the current or future exposure in the banking book (i.e. non-traded book) will impact the bank's capital and/or earnings due to adverse movements in Interest or foreign exchange rates.

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‘Non-Traded VaR’ Reflects the volatility in the value of the fair value through other comprehensive income (FVOCI) investments in the liquidity pool which flow directly through capital via the FVOCI reserve. The underlying methodology to calculate non-traded VaR is similar to Traded Management VaR, but the two measures are not directly comparable. The Non-Traded VaR represents the volatility to capital driven by the FVOCI exposures. These exposures are in the banking book and do not meet the criteria for trading book treatment.
‘Notch’ A single unit of measurement in a credit rating scale.
‘Notional amount’ The nominal or face amount of a financial instrument, such as a loan or a derivative, that is used to calculate payments made on that instrument.
‘Open Banking’ The Payment Services Directive (PSD2) and the Open API standards and data sharing remedy imposed by the UK Competition and Markets Authority following its Retail Banking Market Investigation Order.
‘Operating leverage’ Operating expenses compared to total income less credit impairment charges and other provisions.
‘Operational risk’ The risk of loss to the bank from inadequate or failed processes or systems, human factors or due to external events (e.g. fraud) where the root cause is not due to credit or market risks.
‘Operational Riskdata eXchange Association (ORX)’ The Operational Riskdata eXchange Association (ORX) is a not-for-profit industry association dedicated to advancing the measurement and management of operational risk in the global financial services industry. Barclays is a member of ORX.
‘Origination led’ Focus on high margin, low capital fee based activities and related hedging opportunities.
‘O-SII Buffer’ As part of the implementation of CRD V requirements in the UK, the Other Systemically Important Institutions (O-SII) Buffer replaces the CRD IV Systemic Risk Buffer. For implementation in January 2021, the O-SII Buffer was set at the same rate as a firms’ previous SRB buffer.
‘Other systemically important institutions (OSII)’ Other systemically important institutions are institutions that are deemed to create risk to financial stability due to their systemic importance.
‘Over-the-counter (OTC) derivatives’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.
‘Overall capital requirement’ The overall capital requirement is the sum of capital required to meet the total of a Pillar 1 requirement, a Pillar 2A requirement, a Global Systemically Important Institution (G-SII) buffer, a Capital Conservation Buffer (CCB) and a Countercyclical Capital Buffer (CCyB).
‘Own credit’ The effect of changes in the Barclays Group’s own credit standing on the fair value of financial liabilities.
‘Owner occupied mortgage’ A mortgage where the intention of the customer was to occupy the property at origination.
‘Own funds’ The sum of Tier 1 and Tier 2 capital.
‘Own funds and eligible liabilities ratio’ A risk-based ratio representing the own funds and eligible liabilities of the institution expressed as a percentage of total RWAs.
‘Past due items’ Refers to loans where the borrower has failed to make a payment when due under the terms of the loan contract.
‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI mis-selling claims and related claims management costs.
‘Pension Risk’ The risk of the Barclays Group’s earnings and capital being adversely impacted by the Barclays Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices.
‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.
‘Personal Banking’ offers retail solutions to help customers with their day-to-day banking needs.
‘Period end allocated tangible equity’ Allocated tangible equity is calculated as 13.5% (2020: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses.
‘Pillar 1 requirements’ The minimum regulatory capital requirements to meet the sum of credit (including counterparty credit), market risk and operational risk.

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‘Pillar 2A requirements’ The additional regulatory capital requirement to meet risks not captured under Pillar 1 requirements. These requirements are the outcome of the bank’s Internal Capital Adequacy Assessment Process (ICAAP) and the complementary supervisory review and evaluation carried out by the PRA.
‘Post-Model Adjustment (PMA)’ In the context of Basel models, a PMA is a short term increase in regulatory capital applied at portfolio level to account for model input data deficiencies, inadequate model performance or changes to regulatory definitions (e.g. definition of default) to ensure the model output is accurate, complete and appropriate.
‘Potential Future Exposure (PFE) on derivatives’ A regulatory calculation in respect of the Barclays Group’s potential future credit exposure on both exchange traded and OTC derivative contracts, calculated by assigning a standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.
‘PRA waivers’ PRA approvals that specifically give permission to the bank to either modify or waive existing rules. Waivers are specific to an organisation and require applications being submitted to and approved by the PRA.
‘Primary securitisations’ The issuance of securities (bonds and commercial papers) for fund-raising.
‘Primary Stress Tests’ In the context of Traded Market Risk, Stress Testing provides an estimate of potentially significant future losses that might arise from extreme market moves or scenarios. Primary Stress Tests apply stress moves to key liquid risk factors for each of the major trading asset classes.
‘Prime Services’ Involves financing of fixed income and equity positions using Repo and stock lending facilities. The Prime Services business also provides brokerage facilitation services for hedge fund clients offering execution and clearance facilities for a variety of asset classes.
‘Principal’ In the context of a loan, the amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).
‘Private equity investments’ Investments in equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.
‘Principal Risks’ The principal risks affecting the Barclays Group, as described in the Risk Review section of the Barclays PLC Annual Report.
‘Pro-cyclicality’ Movements in financial variables (including capital requirements) following natural fluctuations in the economic cycle, where the subsequent impact on lending or other market behaviours acts as an amplification of the economic cycle by the financial sector.
‘Probability of Default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.
‘Product structural hedge’ An interest rate hedge put in place to reduce earnings volatility on product balances with instant access (such as non-interest bearing current accounts and managed rate deposits) and to smoothen the income over a medium/long term.
‘Properties in Possession held as ‘Loans and Advances to Customers’’ Properties in the UK and Italy where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset or the court has ordered the auction of the property.
‘Properties in Possession held as ‘Other Real Estate Owned’’ Properties in South Africa where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as ‘Other Real Estate Owned’ within other assets on the bank’s balance sheet.
‘Proprietary trading’ When a bank, brokerage or other financial institution trades on its own account, at its own risk, rather than on behalf of customers, so as to make a profit for itself.
‘Prudential Regulation Authority (PRA)’ The statutory body responsible for the prudential supervision of banks, building societies, insurers and a small number of significant investment banks in the UK. The PRA is a subsidiary of the Bank of England.
‘Prudential Valuation Adjustment (PVA)’ A calculation which adjusts the accounting values of positions held on balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.

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‘Public benchmark’ Unsecured medium term notes issued in public syndicated transactions.
‘Qualifying central bank claims’ An amount calculated in line with the PRA policy statement allowing banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by deposits denominated in the same currency and of identical or longer maturity.
‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in Capital Requirements Regulation (CRR Article 154.4). It includes most types of credit card exposure.
‘Rates’ In the context of Investment Bank income analysis, trading revenue relating to government bonds and interest rate derivatives.
‘Re-aging’ The returning of a delinquent account to up-to-date status without collecting the full arrears (principal, interest and fees).
‘Real Estate Mortgage Investment Conduits (REMICs)’ An entity that holds a fixed pool of mortgages and that is separated into multiple classes of interests for issuance to investors.
‘Recovery book’ Represents the total amount of exposure which has been transferred to recovery units who set and implement strategies to recover the Group’s exposure.
‘Recovery book Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.
‘Recovery book proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recoveries book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recovery will decrease if: assets are written-off; amounts are collected; or assets are sold to a third party (i.e. debt sale).
‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.
‘Renegotiated loans’ Loans are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case, renegotiation can result in an extension of the due date of payment or repayment plans under which the Barclays Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue, and individually impaired if the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.
‘Repurchase agreement (Repo)’ or ‘Reverse repurchase agreement (Reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future), it is a Repurchase agreement or Repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future), it is a Reverse repurchase agreement or Reverse repo.
‘Reputation risk’ The risk that an action, transaction, investment or event will reduce trust in the Barclays Group’s integrity and competence by clients, counterparties, investors, regulators, employees or the public.
‘Re-securitisations’ The repackaging of securitised products into securities. The resulting securities are therefore securitisation positions where the underlying assets are also predominantly securitisation positions.
‘Reserve Capital Instruments (RCIs)’ Hybrid issued capital securities which may be debt or equity accounted, depending on the terms.
‘Residential Mortgage-Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).
‘Residual maturity’ The remaining contractual term of a credit obligation associated with a credit exposure.
‘Restructured loans’ Comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.
‘Retail Loans’ Loans to individuals or small and medium sized enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3m or with a turnover of up to £5m.
‘Return on average Risk Weighted Assets’ Statutory profit after tax as a proportion of average RWAs.

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‘Return on average tangible shareholders’ equity (RoTE)’ Profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.
‘Return on average allocated tangible equity’ Profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity.
‘Risk appetite’ The level of risk that Barclays is prepared to accept whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented.
‘Risk weighted assets (RWAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel rules as implemented by CRR and local regulators.
‘Risks not in VaR (RNIVS)’ Refers to all the key market risks which are not captured or not well captured within the VaR model framework.
‘Sarbanes-Oxley requirements’ The Sarbanes-Oxley Act 2002 (SOX), which was introduced by the US Government to safeguard against corporate governance scandals such as Enron, WorldCom and Tyco. All US-listed companies must comply with SOX.
‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.
‘Secondary Stress Tests’ Secondary stress tests are used in measuring potential losses arising from illiquid market risks that cannot be hedged or reduced within the time period covered in Primary Stress Tests.
‘Secured Overnight Financing Rate (SOFR)’ A broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities in the repurchase agreement (repo) market.
‘Securities Financing Transactions (SFT)’ In the context of RWAs, any of the following transactions: a repurchase transaction, a securities or commodities lending or borrowing transaction, or a margin lending transaction whereby cash collateral is received or paid in respect of the transfer of a related asset.
‘Securities Financing Transactions adjustments’ In the context of leverage ratio, a regulatory add-on calculated as exposure less collateral, taking into account master netting agreements.
‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non-performance in the form of cash or other assets.
‘Securitisation’ Typically, a process by which debt instruments such as mortgage loans or credit card balances are aggregated into a pool, which is used to back new securities. A company sells assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower and transfers risk to external investors.
‘Set-off clauses’ In the context of counterparty credit risk, contract clauses that allow Barclays to set off amounts owed to us by a counterparty against amounts owed by us to the counterparty.
‘Settlement balances’ Receivables or payables recorded between the date (the trade date) a financial instrument (such as a bond) is sold, purchased or otherwise closed out, and the date the asset is delivered by or to the entity (the settlement date) and cash is received or paid.
‘Settlement Netting’ Netting approach used in the calculation of the leverage exposure measure whereby firms may calculate their exposure value of regular way purchases and sales awaiting settlement in accordance with Article 429g of CRR, as amended by Regulation (EU) 2019/876 (CRR 2).
‘Settlement risk’ The risk that settlement in a transfer system will not take place as expected, usually owing to a party defaulting on one or more settlement obligations.
‘Significant Increase in Credit Risk (SICR)’ Barclays assesses when a significant increase in credit risk has occurred based on quantitative and qualitative assessments.
‘Small and Medium-Sized Enterprises (SME)’ An enterprise which employs fewer than 250 persons and which has an annual turnover which does not exceed EUR 50 million, and / or an annual balance sheet total not exceeding EUR 43 million. Within the SME category, a small enterprise is defined as an enterprise which employs fewer than 50 persons and whose annual turnover and/or annual balance sheet total does not exceed EUR 10 million. This is defined in accordance with Commission Recommendation 2003/361/EC of 6 May 2003 concerning the definition of micro, small and medium sized enterprises.
‘Slotting’ Slotting is an internal Barclays terminology for what is known as “Specialised Lending” in the IRB approach as described in Capital Requirements Regulation (CRR Article 147.8). A standard set of rules are required to be used in

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credit risk RWA calculations, based upon an assessment of factors such as the financial strength of the counterparty. The requirements for the application of the Specialised Lending approach are detailed in CRR Article 153.5.
‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.
‘Specific market risk’ A risk that is due to the individual nature of an asset and can potentially be diversified or the risk of a price change in an investment due to factors related to the issuer or, in the case of a derivative, the issuer of the underlying investment.
‘Spread risk’ Measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields.
‘Stage 1’ This represents financial instruments where the credit risk of the financial instrument has not increased significantly since initial recognition. Stage 1 financial instruments are required to recognise a 12 month expected credit loss allowance.
‘Stage 2’ This represents financial instruments where the credit risk of the financial instrument has increased significantly since initial recognition. Stage 2 financial instruments are required to recognise a lifetime expected credit loss allowance.
‘Stage 3’ This represents financial instruments where the financial instrument is considered impaired. Stage 3 financial instruments are required to recognise a lifetime expected credit loss allowance.
‘Standard & Poor’s’ A credit rating agency.
‘Standardised approach (SEC-SA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under this method, an institution must be able calculate regulatory capital requirements per standardized approach for underlying exposures in the securitisation as if these had not been securitised (‘KSA’), subject to certain other inputs and criteria.
‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.
‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006 and the requirements of International Financial Reporting Standards (IFRS).
‘Statutory return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.
‘STD’ / ‘Standardised Approach’ A method of calculating RWAs that relies on a mandatory framework set by the regulator to derive risk weights based on counterparty type and a credit rating provided by an External Credit Assessment Institute.
‘Sterling Over Night Index Average (SONIA)’ Reflects bank and building societies’ wholesale overnight funding rates in the sterling unsecured market administrated and calculated by the Bank of England.
‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Barclays Group (either financial or non-financial), assessing the Barclays Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.
‘Stressed Value at Risk (SVaR)’ An estimate of the potential loss arising from a 12-month period of significant financial stress calibrated to 99% confidence level over a 10-day holding period.
‘Structured entity’ An entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities.
‘Structural hedge’ or ‘hedging’ An interest rate hedge in place to reduce earnings volatility and to smoothen the income over a medium/long term on positions that exist within the balance sheet and do not re-price in line with market rates. See also ‘Equity structural hedge’ and ‘Product structural hedge’.
‘Structural model of default’ A model based on the assumption that an obligor will default when its assets are insufficient to cover its liabilities.
‘Structured credit’ Includes the legacy structured credit portfolio primarily comprising derivative exposures and financing exposures to structured credit vehicles.
‘Structured finance or structured notes’ A structured note is an investment tool that pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.
‘Sub-prime’ Sub-prime is defined as loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgments and bankruptcies. They may also display

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Glossary of Terms
reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.
‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.
‘Supranational bonds’ Bonds issued by an international organisation, where membership transcends national boundaries (e.g. the European Union or World Trade Organisation).
‘Synthetic Securitisation Transactions’ Securitisation transactions effected through the use of derivatives.
‘Tangible Net Asset Value (TNAV)’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.
‘Tangible Net Asset Value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares.
‘Tangible shareholders’ equity’ Shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.
‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.
‘The Fundamental Review of the Trading Book (FRTB)’ A comprehensive suite of capital rules developed by the Basel Committee on Banking Supervision as part of Basel III and applicable to banks’ wholesale trading activities.
‘The Standardised Approach (TSA)’ Under TSA, banks are required to hold regulatory capital for operational risk equal to the annual average, calculated over a rolling three-year period, of the relevant income indicator (across all business lines), multiplied by a supervisory defined percentage factor by business lines.
‘The three lines of defence’ The three lines of defence operating model enables Barclays to separate risk management activities between those client facing areas of the Barclays Group and associated support functions responsible for identifying risk, operating within applicable limits and escalating risk events (first line); colleagues in Risk and Compliance who establish the limits, rules and constraints under which the first line operates and monitor their performance against those limits and constraints (second line); and, colleagues in Internal Audit who provide assurance to the Board and Executive Management over the effectiveness of governance, risk management and control over risks (third line). The Legal function does not sit in any of the three lines, but supports them all. The Legal function is, however, subject to oversight from Risk and Compliance with respect to operational and conduct risks.
‘Tier 1 capital’ The sum of the Common Equity Tier 1 capital and Additional Tier 1 capital.
‘Tier 1 capital ratio’ The ratio which expresses Tier 1 capital as a percentage of RWAs under CRR.
‘Tier 2 (T2) capital’ A type of capital as defined in the CRR principally composed of capital instruments, subordinated loans and share premium accounts where qualifying conditions have been met.
‘Tier 2 (T2) securities’ Securities that are treated as Tier 2 (T2) capital in the context of CRR.
‘Total balances on forbearance programmes coverage ratio’ Impairment allowance held against Forbearance balances expressed as a percentage of balance in forbearance.
‘Total capital ratio’ Total regulatory capital as a percentage of RWAs.
‘Total Loss Absorbing Capacity (TLAC)’ A standard published by the FSB which is applicable to G-SIBs and requires a G-SIB to hold a prescriptive minimum level of instruments and liabilities that should be readily available for bail-in within resolution to absorb losses and recapitalise the institution.
‘Total outstanding balance’ In retail banking, total outstanding balance is defined as the gross month-end customer balances on all accounts including accounts charged off to recoveries.
‘Total return swap’ An instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer of the protection in return receives a predetermined amount.
‘Traded Market Risk’ The risk of a reduction to earnings or capital due to volatility of trading book positions.
‘Trading book’ All positions in financial instruments and commodities held by an institution either with trading intent, or in order to hedge positions held with trading intent.
‘Traditional Securitisation Transactions’ Securitisation transactions in which an underlying pool of assets generates cash flows to service payments to investors.
‘Transitional’ When a measure is presented or described as being on a transitional basis, it is calculated in accordance with the transitional provisions set out in Part Ten of CRR.
‘Treasury and Capital Risk’ This comprises of Liquidity Risk, Capital Risk and Interest Rate Risk in the banking book.

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Glossary of Terms
‘Twelve month expected credit losses’ The portion of the lifetime ECL arising if default occurs within 12 months of the reporting date (or shorter period if the expected life is less than 12 months), weighted by the probability of said default occurring.
‘Twelve month PD’ The likelihood of accounts entering default within 12 months of the reporting date.
‘Unencumbered’ Assets not used to secure liabilities or otherwise pledged.
‘United Kingdom (UK)’ Geographic segment where Barclays operates comprising the UK. Also see ‘Europe’.
‘UK Bank Levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank on its balance sheet date.
‘UK leverage exposure’ Calculated as per the PRA rulebook, where the exposure calculation also includes the FPC’s recommendation to allow banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by deposits denominated in the same currency and of identical or longer maturity.
‘UK leverage ratio’ As per the PRA rulebook, means a bank’s Tier 1 capital divided by its total exposure measure, with this ratio expressed as a percentage.
‘Unfunded credit protection’ A technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the obligation of a third party to pay an amount in the event of the default of the borrower or the occurrence of other specified credit events.
‘US Partner Portfolio’ Co-branded credit card programs with companies across various sectors including travel, entertainment and retail.
‘US Residential Mortgages’ Securities that represent interests in a group of US residential mortgages.
‘Valuation weighted Loan to Value (LTV) ratio’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances. Valuation weighted Loan to Value ratio is calculated using the following formula: LTV = total outstandings in portfolio/total property values of total outstandings in portfolio.
‘Value at Risk (VaR)’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level and within a specific timeframe.
‘Weighted off balance sheet commitments’ Regulatory add-ons to the leverage exposure measure based on credit conversion factors used in the Standardised Approach to credit risk.
‘Wholesale loans’ or ‘wholesale lending’ Lending to larger businesses, financial institutions and sovereign entities.
‘Working Group on Sterling Risk-Free Reference Rates (RFRWG)’ A group mandated with catalysing a broad-based transition to using SONIA (‘Sterling Overnight Index Average’) as the primary sterling interest rate benchmark in bond, loan and derivatives markets.
‘Write-off (gross)’ The point where it is determined that an asset is irrecoverable, or it is no longer considered economically viable to try to recover the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off. In the event of write-off, the customer balance is removed from the balance sheet and the impairment allowance held against the asset is released. Net write-offs represent gross write-offs less post write-off recoveries.
‘Wrong-way risk’ Arises in a trading exposure when there is significant correlation between the underlying asset and the counterparty, which in the event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.

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